[MAXXAM Logo]

April 23, 2001

To Our Stockholders:

You are cordially invited to attend the Annual Meeting of Stockholders of MAXXAM Inc. (the "Company") to be held at 9:00 a.m. on Wednesday, May 23, 2001, at The Power Center, 12401 South Post Oak, Houston, Texas. Please see the directions to The Power Center set forth on the back cover page of this Proxy Statement.

Although you may presently plan to attend the Annual Meeting, we urge you to indicate your approval in the spaces provided on the enclosed white proxy card by voting "FOR" the election of the directors named in the attached proxy statement and "AGAINST" each of the three proposals submitted by certain stockholders of the Company. Please then date, sign and promptly return the **WHITE** proxy card in the enclosed envelope. Even if you have previously mailed a proxy card, you may vote in person at the Annual Meeting by following the procedures described in the attached Proxy Statement.

We look forward to seeing as many of you as possible at the Annual Meeting.

CHARLES E. HURWITZ
Chairman of the Board and
Chief Executive Officer

MAXXAM INC.
5847 San Felipe, Suite 2600
Houston, Texas 77057

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held May 23, 2001

The Annual Meeting of Stockholders of MAXXAM Inc. (the "Company") will be held on Wednesday, May 23, 2001, at The Power Center, 12401 South Post Oak, Houston, Texas at 9:00 a.m., local time, for the following purposes:

1. To elect four directors to serve on the Board of Directors of the Company, three of whom will be elected by the holders of Common Stock, voting separately as a class, to hold office until the 2002 Annual Meeting of Stockholders or until their successors are elected and qualified, and one of whom will be elected by holders of Common Stock and Class A $.05 Non-Cumulative Participating Convertible Preferred Stock, voting together as a single class, to hold office until the 2004 Annual Meeting of Stockholders or until his successor is elected and qualified;

2. To consider and vote on three proposals submitted by certain stockholders of the Company, if presented to the meeting; and

3. To transact such other business as may be properly presented to the Annual Meeting or any adjournments or postponements thereof.

Stockholders of record as of the close of business on March 30, 2001 are entitled to notice of and to vote at the Annual Meeting. A list of stockholders will be available commencing May 11, 2001, and may be inspected for purposes germane to the Annual Meeting during normal business hours prior to the Annual Meeting at the offices of the Company, 5847 San Felipe, Suite 2600, Houston, Texas.

By Order of the Board of Directors

BERNARD L. BIRKEL
Secretary

April 23, 2001

IMPORTANT

Please complete, date and sign the enclosed *WHITE* proxy card. Return it promptly in the enclosed envelope provided for your convenience and which requires no postage if mailed in the United States. Any stockholder who attends the Annual Meeting may vote personally on all matters brought before the Annual Meeting by following the procedures described in the attached Proxy Statement. In that event, your proxy will not be used.

MAXXAM INC.

PROXY STATEMENT
for
ANNUAL MEETING OF STOCKHOLDERS
To Be Held May 23, 2001

This proxy statement (the **"Proxy Statement"**) is furnished to stockholders in connection with the solicitation by the Board of Directors of MAXXAM Inc. (the **"Company"** or **"MAXXAM"**), a Delaware corporation, of proxies for use at the Company's Annual Meeting of Stockholders (the **"Annual Meeting"**) to be held at 9:00 a.m. on Wednesday, May 23, 2001, and any adjournments or postponements thereof, at the time and place and for the purposes set forth in the accompanying notice of Annual Meeting. The principal executive offices of the Company are located at 5847 San Felipe, Suite 2600, Houston, Texas 77057, telephone (713) 975-7600.

This Proxy Statement, the accompanying WHITE proxy card and the Notice of Annual Meeting of Stockholders are being mailed, commencing on or about April 24, 2001, to the stockholders of record as of the close of business on March 30, 2001 (the **"Record Date"**). Only holders of record of the 6,625,271 shares of Common Stock (the **"Common Stock"**) and the 668,390 shares of Class A $.05 Non-Cumulative Participating Convertible Preferred Stock (the **"Preferred Stock,"** and together with the Common Stock, the **"Capital Stock"**) of the Company outstanding as of the Record Date are entitled to vote at the Annual Meeting. Each share of Common Stock is entitled to one vote and each share of Preferred Stock is entitled to ten votes on such matters as they are entitled to vote. At the Annual Meeting, the holders of Common Stock, voting separately as a class, are entitled to elect three members of the Company's Board of Directors, and the holders of Common Stock and Preferred Stock, voting together as a single class, are entitled to elect one member of the Company's Board of Directors.

We cordially invite you to attend the Annual Meeting. Whether or not you plan to attend, please complete, date, sign and promptly return the enclosed white proxy card in the enclosed envelope. The persons authorized to act as proxies at the Annual Meeting, individually or jointly, as listed on the white proxy card, are J. Kent Friedman, Bernard L. Birkel and Timothy J. Neumann. You may revoke your proxy at any time prior to its exercise at the Annual Meeting by notice to the Company's Secretary, by filing a later-dated proxy or, if you attend the Annual Meeting, by voting your shares of stock in person. Proxies will be voted in accordance with the directions specified thereon or, in the absence of instructions, "FOR" the election of the nominees to the Board of Directors named in this Proxy Statement and "AGAINST" each of the three proposals submitted by certain stockholders of the Company.

All stockholders as of the Record Date, or their duly appointed proxies, may attend the meeting. Seating, however, is limited. Admission to the meeting will be on a first-come, first-served basis. Registration is expected to begin at 8:00 a.m., and seating is expected to be available at approximately 8:30 a.m. Cameras, recording equipment, communication devices or other similar equipment will not be permitted in the meeting room without the prior written consent of the Company. In addition, posters, placards or other signs or materials may not be displayed inside the meeting facility. The meeting will be conducted in accordance with certain rules and procedures established by the Company, which will be available or announced at the Annual Meeting.

In order to expedite your admission to the Annual Meeting, we suggest that you pre-register by completing the Pre-Registration Form which accompanies this Proxy Statement and sending it by facsimile to 1-866-771-1361 before the close of business on May 18, 2001. Persons who pre-register will be required to verify their identity at the registration table with a driver's license or other appropriate identification bearing a photograph. Please contact the Company at 1-866-771-1363 if you have any questions regarding the pre-registration process.

PLEASE NOTE THAT IF YOU HOLD YOUR SHARES IN "STREET NAME" (THAT IS, THROUGH A BROKER, BANK OR OTHER NOMINEE), YOU WILL NEED TO BRING A COPY OF A BROKERAGE OR SIMILAR STATEMENT REFLECTING YOUR STOCK OWNERSHIP AS OF THE RECORD DATE. ALL STOCKHOLDERS, OR THEIR DULY APPOINTED PROXIES, WILL BE REQUIRED TO CHECK IN AT THE REGISTRATION DESK PRIOR TO THE ANNUAL MEETING. ALL STOCKHOLDERS, REGARDLESS OF THEIR FORM OF OWNERSHIP, AND ALL PROXIES WILL ALSO BE REQUIRED TO VERIFY THEIR IDENTITY WITH A DRIVER'S LICENSE OR OTHER APPROPRIATE IDENTIFICATION BEARING A PHOTOGRAPH.

The Company's Transfer Agent is American Stock Transfer & Trust Company. All communications concerning accounts of stockholders of record, including address changes, name changes, inquiries as to requirements to transfer shares of stock and similar issues, may be handled by contacting them at (800) 937-5449 or via the Internet at www.amstock.com.

The presence, in person or by proxy, of the holders of shares of Capital Stock entitled to cast a majority of the votes entitled to be cast at the Annual Meeting is required to constitute a quorum for the transaction of business at the Annual Meeting. Under applicable Delaware law, abstentions, broker non-votes (i.e., shares held in street name as to which the broker, bank or other nominee has no discretionary power to vote on a particular matter, has received no instructions from the persons entitled to vote such shares and has appropriately advised the Company that it lacks voting authority) and withhold authority designations are counted for purposes of determining the presence or absence of a quorum for the transaction of business. Directors are elected by a plurality of votes. Votes for directors may be cast in favor or withheld; votes that are withheld or broker non-votes will be excluded entirely from the vote and will have no effect on the outcome. Abstentions may not be specified in the election of directors. A stockholder may, with respect to each other matter specified in the notice of the meeting, (i) vote "FOR," (ii) vote "AGAINST" or (iii) "ABSTAIN" from voting. The affirmative vote of a majority of the shares present in person or by proxy and voting thereon at the Annual Meeting is required for approval of the other matters presented. Shares represented by proxies that are marked "abstain" on such matters, proxies relating to broker non-votes and proxies relating to withhold authority in the election of directors will be counted as shares present for purposes of determining the presence of a quorum. Such shares, however, will not be treated as shares voting and therefore will not affect the outcome of the vote.

*PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED **WHITE** PROXY CARD.* RETURN IT PROMPTLY IN THE ENVELOPE PROVIDED. IF YOUR SHARES ARE REGISTERED IN THE NAME OF A BROKER, BANK OR OTHER NOMINEE, PLEASE CONTACT THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AND INSTRUCT HIM OR HER TO VOTE THE **WHITE** PROXY CARD AS SOON AS POSSIBLE. IF YOU PLAN TO ATTEND THE ANNUAL MEETING TO VOTE IN PERSON AND YOUR SHARES ARE REGISTERED IN THE NAME OF A BROKER, BANK OR OTHER NOMINEE, YOU MUST OBTAIN A PROXY FROM SUCH NOMINEE ASSIGNING VOTING RIGHTS TO YOU FOR YOUR SHARES.

ELECTION OF DIRECTORS

The Company's Restated Certificate of Incorporation provides for three classes of directors (excluding the directors elected by the holders of Common Stock as discussed below) having staggered terms of office, with directors of each class to be elected by the holders of the Company's Common Stock and Preferred Stock, voting together as a single class, for terms of three years and until their respective successors have been duly elected and qualified (**"General Directors"**). The Company's Restated Certificate of Incorporation also provides that so long as any shares of the Preferred Stock are outstanding, the holders of Common Stock, voting as a class separately from the holders of any other class or series of stock, shall be entitled to elect, for terms of one year, at each annual meeting, the greater of (i) two directors, or (ii) that number of directors which constitutes 25% of the total number of directors (rounded up to the nearest whole number) to be in office subsequent to such annual meeting (**"Common Directors"**). The Board of Directors has nonetheless designated three out of its seven directors as Common Director nominees.

Four directors will be elected at this year's Annual Meeting. The Company's three nominees for Common Director are Robert J. Cruikshank, Stanley D. Rosenberg and Michael J. Rosenthal (to hold office until the 2002 Annual Meeting of the Stockholders). Paul N. Schwartz has been nominated by the Company to stand for election as a General Director (to hold office until the 2004 Annual Meeting of Stockholders). Each nominee is currently a member of, and has extensive experience on, the Company's Board of Directors and in other board and business positions. See "Executive Officers and Directors" and "Principal Stockholders" for information concerning each of the nominees and other directors, including the dates on which they first became directors, their business experience during the past five years and the number of shares of the Company's Common Stock and Preferred Stock owned beneficially by each of them as of March 30, 2001. Each of the Company's nominees has consented to serve as a member of the Board of Directors if elected.

The persons named on the enclosed WHITE proxy card will vote the shares of Common Stock and Preferred Stock represented thereby for the election of the Company's nominees, except where authority has been withheld as to a particular nominee or as to all such nominees. Should any of the Company's nominees decline or be unable to serve as a director of the Company, which is not anticipated, the persons named on the enclosed white proxy card will vote for the election of such other person, if any, as the Board of Directors may recommend.

The Board of Directors recommends a vote "FOR" the election of each of Messrs. Cruikshank, Rosenberg and Rosenthal as Common Directors and Mr. Schwartz as a General Director of the Company.

THE BOARD OF DIRECTORS AND ITS COMMITTEES

The Board of Directors of the Company (sometimes referred to herein as the **"Board"**) held ten meetings and acted by written consent on seven occasions during 2000. In addition, management confers frequently with directors on an informal basis to discuss Company affairs. During 2000, no director attended fewer than 75% of the aggregate number of meetings of the Board of Directors and the committees of the Board on which he served.

The Board of Directors of the Company has the following standing committees: Executive, Audit, Conflicts and Compliance, Compensation Policy, and Section 162(m) Compensation. The Board does not have a standing nominating committee nor does it have any committee performing a similar function.

The Executive Committee meets on call and has authority to act on most matters during the intervals between meetings of the entire Board of Directors. Its current members are Messrs. Hurwitz (Chairman), Levin and Schwartz. The Executive Committee did not meet nor act by written consent during 2000.

The Audit Committee serves as an independent and objective party to oversee the integrity of the Company's accounting and financial reporting processes and internal control system, including the Company's system of internal controls regarding finance and accounting that management and the Board have established. Consistent with such function, the Audit Committee encourages continuous improvement of, and fosters adherence to, the Company's policies, procedures and practices at all levels. Further, it reviews and appraises the independence and performance of the Company's independent accountants and the performance of the Company's internal auditing department, and provides an open avenue of communication among senior management, the independent accountants, the internal auditing department and the Board. The Board of Directors has adopted a written charter for the Audit Committee which is

attached hereto as Appendix A. Messrs. Cruikshank (Chairman), Levin, Rosenberg and Rosenthal served as members of this committee, which met on five occasions during 2000 and did not act by written consent. The Company has determined that each member of the Audit Committee is "independent" within the meaning of the American Stock Exchange's new rules concerning audit committees. See also "Report of the Audit Committee" below.

The Conflicts and Compliance Committee (i) ensures that appropriate policies with regard to employee conduct pursuant to legal and ethical business standards are formulated, maintained, periodically reviewed and properly implemented and enforced, (ii) reviews possible conflicts of interest, and (iii) establishes, maintains, governs and enforces policies regarding sensitive payments, insider trading with regard to the Company's equity securities and similar policies. Messrs. Rosenberg (Chairman), Cruikshank, Levin and Rosenthal served as members of this committee, which met on two occasions during 2000 and did not act by written consent.

The Compensation Policy Committee (the **"Policy Committee"**) reviews and approves proposals concerning or related to (i) the establishment or change of benefit plans, or material amendments to existing benefit plans, and (ii) salaries or other compensation, including payments awarded pursuant to bonus and benefit plans maintained by the Company and its subsidiaries (excluding Kaiser Aluminum Corporation (**"Kaiser"**) and Kaiser Aluminum & Chemical Corporation (**"KACC"**)) and to all executive officers and other employees of the Company and its non-Kaiser subsidiaries. However, the Policy Committee is not responsible for the administration of, amendments to and awards pursuant to the MAXXAM 1994 Executive Bonus Plan (the **"Executive Plan"**) or the MAXXAM 1994 Omnibus Employee Incentive Plan (the **"Omnibus Plan"**). Messrs. Levin (Chairman), Cruikshank, Rosenberg and Rosenthal served as members of this committee. The Policy Committee met on three occasions during 2000 and did not act by written consent.

The Section 162(m) Compensation Committee (the **"162(m) Committee"**) has the authority to administer and make amendments to the Company's Executive Plan and the Omnibus Plan and such other plans or programs, if any, as are intended to comply with the provisions of Section 162(m) of the Internal Revenue Code of 1986, as amended (the **"Code"**). The Section 162(m) Committee establishes criteria to be used in determining awards to be made pursuant to the Executive Plan, while retaining the right to reduce any such awards through its power of negative discretion, and approves awards made pursuant to the Omnibus Plan. Messrs. Cruikshank (Chairman), Rosenberg and Rosenthal served as members of this committee. During 2000, this committee held three meetings and did not act by written consent.

Director Compensation

Messrs. Cruikshank, Levin and Rosenberg, who are not employees of or consultants to the Company, each received a fee of $30,000 for the 2000 calendar year. Mr. Rosenthal, who joined the Board of Directors of the Company in May 2000 and who is also not an employee of or consultant to the Company, received a fee of $18,132 for 2000. Non-employee directors were also entitled to receive an annual fee of $1,500 for each Board committee they chaired and $1,000 for each Board committee on which they served as a member. Messrs. Cruikshank, Levin, Rosenberg and Rosenthal received an aggregate of $34,500, $34,125, $33,750 and $21,382, respectively, in payment of such director and committee chairman/member fees during 2000. No additional compensation for attending Board or committee meetings was paid to directors. Directors were reimbursed for travel and other disbursements relating to Board and committee meetings. Fees to directors who were also employees of the Company were deemed to be included in their salary. Non-employee directors of the Company who also served as directors of the Company's majority-owned subsidiaries, Kaiser and KACC, also received from Kaiser and KACC additional director or committee fees and were reimbursed by Kaiser and KACC for expenses pertaining to their services in such capacities. During 2000, Messrs. Cruikshank and Levin received an aggregate of $42,417 and $41,667, respectively, in such director and committee fees from Kaiser and KACC (including $4,167 of which was paid to each of Messrs. Cruikshank and Levin in the form of an option to purchase shares of Kaiser common stock, but excluding any expense reimbursement).

All non-employee directors are eligible to participate in a deferred compensation program. By executing a Deferred Fee Agreement, a non-employee director may defer all or part, in 25% increments, of the director's fees received from the Company for service in such capacity for any calendar year. The designated percentage of deferred fees are credited to a book account as of the date such fees would have been paid to the director and are deemed "invested" in two investment choices, again in 25% increments, of phantom shares of the Company's Common Stock and/or in an account bearing interest calculated using one-twelfth of the sum of the prime rate on the first day of each month plus 2%. Deferred director's fees, including all earnings credited to the book account, will be paid in cash to the director or beneficiary as soon as practicable following the date the director ceases for any reason to be a member of the Board,

either in a lump sum or in a specified number of annual installments not to exceed ten, at the director's election. Mr. Levin is the only director who has elected to defer his director's fees, with such fees having been deferred since September 1994.

Non-employee directors are also eligible to participate in the Company's 1994 Non-Employee Director Stock Plan (the **"Non-Employee Director Plan"**). Pursuant to such plan, each eligible director receives an initial grant of an option to purchase, at the discretion of the Board or any committee thereof, at least 500 shares of the Company's Common Stock. The initial grant takes place on the day following the first annual meeting after such eligible director is first elected or appointed by the Board to be a director. Thereafter, each eligible director is granted an option to purchase 600 shares of Common Stock each year effective the day following the annual meeting. The exercise price per share of the options is the closing price of the Common Stock as reported by the American Stock Exchange on the date the option is granted. Each option granted under the Non-Employee Director Plan becomes exercisable as to 25% of the shares on the first, second, third and fourth anniversaries of the date of the grant. Messrs. Cruikshank, Levin and Rosenberg each received options to purchase 600 shares, and Mr. Rosenthal received options to purchase 500 (initial grant) shares, of the Company's Common Stock on May 25, 2000, at an exercise price of $26.188 per share.

Policy Committee Interlocks and Insider Participation

During the 2000 fiscal year, no member of the Policy Committee or the 162(m) Committee was an officer or employee of the Company or any of its subsidiaries, or was formerly an officer of the Company or any of its subsidiaries; however, two members had a relationship requiring disclosure by the Company under Item 404 of Regulation S-K. Mr. Levin served on the Policy Committee and on the Board of Directors during 2000. Mr. Levin is a member of the law firm of Kramer Levin Naftalis & Frankel LLP, which provided legal services for the Company and its subsidiaries during 2000 (the revenues from such services accounting for less than 1% of that firm's revenues in 2000). Additionally, Mr. Rosenberg, who served on both the Policy Committee and the 162(m) Committee, and was on the Board of Directors during 2000, is a partner in the law firm of Arter & Hadden LLP, which provided legal services for the Company and its subsidiaries during 2000.

During the Company's 2000 fiscal year, no executive officer of the Company served as (i) a member of the compensation committee (or other board committee performing equivalent functions) of another entity, one of whose executive officers served on the Policy Committee or the 162(m) Committee, (ii) a director of another entity, one of whose executive officers served on the Policy Committee or the 162(m) Committee, or (iii) a member of the compensation committee (or other board committee performing equivalent functions) of another entity, one of whose executive officers served as a director of the Company.

EXECUTIVE OFFICERS AND DIRECTORS

The following table sets forth certain information as of March 30, 2001, with respect to the executive officers, directors and director nominees of the Company. All officers and directors hold office until their respective successors are elected and qualified or until their earlier resignation or removal.

Name	Positions and Offices with the Company
Charles E. Hurwitz	Chairman of the Board and Chief Executive Officer
J. Kent Friedman	Vice Chairman of the Board and General Counsel
Paul N. Schwartz	Director, President and Chief Financial Officer
John T. La Duc	Senior Vice President
Robert E. Cole	Vice President—Federal Government Affairs
Diane M. Dudley	Vice President and Chief Personnel Officer
Joshua A. Reiss	Vice President—Communications
Ronald L. Reman	Vice President
Bernard L. Birkel	Secretary
Elizabeth D. Brumley	Controller
Robert J. Cruikshank	Director
Ezra G. Levin	Director
Stanley D. Rosenberg	Director
Michael J. Rosenthal	Director

Charles E. Hurwitz. Mr. Hurwitz, age 60, has served as a member of the Board of Directors and the Executive Committee of the Company since August 1978 and was elected as Chairman of the Board and Chief Executive Officer of the Company in March 1980. He also served the Company as President from January 1993 to January 1998. Since January 1974, Mr. Hurwitz has also been Chairman of the Board and Chief Executive Officer of Federated Development Company (**"Federated"**), a Texas corporation. Federated is primarily engaged in the management of real estate investments, and is a principal stockholder of the Company. In December 1994, Mr. Hurwitz was appointed Vice Chairman of the Board of KACC. He has served as a director of Kaiser since October 1988 and of KACC since November 1988. Mr. Hurwitz has also been, since its formation in November 1996, Chairman of the Board, President and Chief Executive Officer of MAXXAM Group Holdings Inc. (**"MGHI"**), a wholly owned subsidiary of the Company and parent of the Company's forest products operations.

J. Kent Friedman. Mr. Friedman, age 57, was elected a director and appointed Vice Chairman of the Company in May 2000, and has served as General Counsel of the Company since December 1999. He served as Acting General Counsel of the Company from March 1998 until his appointment as General Counsel. Mr. Friedman was a partner of Mayor, Day, Caldwell & Keeton, L.L.P., a Houston law firm, from 1982 through December 1999, and he was the Managing Partner of that firm from 1982 through 1992. Prior to 1982, Mr. Friedman was a partner at Butler & Binion, also a Houston law firm. He has also served since September 1999 as a director of The Pacific Lumber Company, a subsidiary of the Company engaged in forest products operations (**"Pacific Lumber"**) and a manager of the Board of Managers of Scotia Pacific Company LLC, Pacific Lumber's principal subsidiary (**"Scotia LLC"**). Since December 1999, Mr. Friedman has also served as Senior Vice President and General Counsel of Kaiser and KACC. Mr. Friedman is Co-Chairman of the Greater Houston Inner City Games, President of the Mickey Leland Kibbutzim Internship Foundation and served as a member of the Board of Regents of Texas Southern University (1987 to 1990) and as a member of the Executive Committee of the Board of Directors of the Houston Symphony (1984 to 1999).

Paul N. Schwartz. Mr. Schwartz, age 54, was named a director and President of the Company in January 1998, and has served as Chief Financial Officer of the Company since January 1995. He is a nominee for election as a General Director of the Company to serve until the 2004 Annual Meeting of Stockholders. Mr. Schwartz previously served as Executive Vice President of the Company from January 1995 until January 1998, Senior Vice President—Corporate Development of the Company from June 1987 until December 1994, and Vice President—Corporate Development of the Company from July 1985 to June 1987. Since June 1998, Mr. Schwartz has also served as manager of the Board of Managers and a Vice President of Scotia LLC. Mr. Schwartz has also served as a director of Pacific Lumber since

February 1993, and as Vice President since January 1987. Mr. Schwartz has also served as Vice President, Chief Financial Officer and a director of MGHI since its formation.

John T. La Duc. Mr. La Duc, age 58, has served as Senior Vice President of the Company since September 1990. Mr. La Duc served the Company as Chief Financial Officer from September 1990 until December 1994. He has also served Kaiser as Executive Vice President since September 1998 and as Chief Financial Officer since May 1990. Mr. La Duc has served KACC as Executive Vice President since July 1998 and Chief Financial Officer since January 1990. He served as a Vice President of Kaiser from June 1989 to September 1998. Mr. La Duc served as Kaiser's Treasurer from August 1995 until February 1996, and as KACC's Treasurer from June 1995 until February 1996. He also currently serves as a director and Vice President of MGHI, as a director and Vice President of Pacific Lumber, and as a Vice President and manager of the Board of Managers of Scotia LLC.

Robert E. Cole. Mr. Cole, age 54, has served the Company as Vice President—Federal Government Affairs since September 1990. Since March 1981, he has also served as a Vice President of KACC. From September 1990 until May 2000, Mr. Cole also served as a Vice President of Pacific Lumber. He is currently a member of the United States Auto Parts Advisory Committee to the United States Congress.

Diane M. Dudley. Ms. Dudley, age 60, has served as Vice President and Chief Personnel Officer of the Company since May 1990. From June 1987 until May 1990, she was Vice President—Personnel and Administration of the Company. From December 1983 until June 1987, Ms. Dudley served as Assistant Vice President—Personnel of the Company. Ms. Dudley has also served as a Vice President of Pacific Lumber since November 1995.

Joshua A. Reiss. Mr. Reiss, age 33, joined the Company in March 1999 as Director of Public Relations and was named Vice President—Communications of the Company in December 2000. He previously served in several capacities in the New York office of Burson-Marsteller, most recently as Director of Public Affairs from 1997 to 1998.

Ronald L. Reman. Mr. Reman, age 43, has served as a Vice President of the Company since September 1992 (including as Vice President—Taxes from September 1992 until May 2000). Mr. Reman was named Vice President, Special Initiatives of Kaiser and KACC in February 2000 and is Assistant Treasurer of certain subsidiaries of Kaiser and KACC. He has also served as a Vice President of MGHI, Pacific Lumber and Scotia LLC since November 1996, September 1995 and June 1998, respectively. Prior to September 1992, he had served as Director of Taxes since joining the Company in October 1986. From July 1984 until October 1986, Mr. Reman was a Senior Manager in the Tax Department of the New York office of Price Waterhouse after having served seven years with the New York office of Coopers & Lybrand, both of which were accounting firms.

Bernard L. Birkel. Mr. Birkel, age 51, was named Secretary of the Company in May 1997, and has served MGHI and Pacific Lumber in such capacity since May 1997 and Scotia LLC since June 1998. He served as Managing Counsel—Corporate of the Company from May 1997 to February 2000, when he was appointed Senior Assistant General Counsel. Mr. Birkel was Assistant Secretary of the Company from May 1991 and MGHI from November 1996. He served as Senior Corporate Counsel of the Company from August 1992 until May 1997. Prior to joining the Company as Corporate Counsel in August 1990, Mr. Birkel was a partner in the Houston law firm of Woodard, Hall & Primm, P.C.

Elizabeth D. Brumley. Ms. Brumley, age 42, joined the Company in August 1996 and was named Controller in January 1999. She has also served as Controller of MGHI since January 1999. Until January 1999, Ms. Brumley served as Assistant Controller of the Company from December 1997 and MGHI from May 1998. She previously worked for GulfMark Offshore, Inc. (formerly GulfMark International, Inc.), where she served as Controller from 1990 until joining the Company. Ms. Brumley was a senior auditor with Arthur Andersen LLP prior to joining GulfMark in December 1987.

Robert J. Cruikshank. Mr. Cruikshank, age 70, has served as a director of the Company since May 1993. Mr. Cruikshank is a nominee for reelection as a Common Director of the Company to serve until the 2002 Annual Meeting of Stockholders. In addition, he has served as a director of Kaiser and KACC since January 1994. Mr. Cruikshank was a Senior Partner in the international public accounting firm of Deloitte & Touche from December 1989 until his retirement from that firm in March 1993. Mr. Cruikshank served on the board of directors of Deloitte Haskins & Sells from 1981 to 1985 and as Managing Partner from June 1974 until its merger with Touche Ross & Co. in December 1989. Mr. Cruikshank also serves as a director and on the Compensation Committee of Reliant Energy Inc., a public utility holding company with interests in electric and natural gas utilities, coal and transportation businesses;

as a director of Texas Biotechnology Incorporated; as a trust manager of Weingarten Realty Investors; and as advisory director of Compass Bank—Houston. Mr. Cruikshank has also served in a leadership capacity at a number of leading academic and health care organizations including: member of the Board of Directors, Texas Medical Center (1989 to present), and Regent and Vice Chairman of The University of Texas System (1989-1995).

Ezra G. Levin. Mr. Levin, age 67, was first elected a director of the Company in May 1978. He has served as a director of Kaiser and KACC since July 1991 and November 1988, respectively, and also served as a director of Kaiser from April 1988 to May 1990. Mr. Levin has served as a director of Pacific Lumber since February 1993, and as a manager on the Board of Managers of Scotia LLC since June 1998. From January 1974 through December 1995, he served as a trustee of Federated. Mr. Levin is a member of the law firm of Kramer Levin Naftalis & Frankel LLP. He has held leadership roles in various legal and philanthropic capacities, and also has served as visiting professor at the University of Wisconsin Law School and Columbia College.

Stanley D. Rosenberg. Mr. Rosenberg, age 69, was first elected to the Board of Directors of the Company in June 1981. He is a nominee for reelection as a Common Director of the Company to serve until the 2002 Annual Meeting of Stockholders. Mr. Rosenberg is a partner in the law firm of Arter & Hadden LLP. He was a partner in the law firm of Rosenberg, Tuggey, Agather, Rosenthal & Rodriguez from February 1990 through April 1999. He was a partner in the law firm of Oppenheimer, Rosenberg & Kelleher, Inc. from its inception in 1971 until February 1990, from which time he served as Of Counsel to that firm through June 1993. Mr. Rosenberg has also held leadership roles in various legal and philanthropic capacities including: Committee Chairman—State Bar of Texas Task Force on Title Companies (1984 to 1990); Member, University of Texas Graduate School of Business Advisory Council (1991 to 1992); Member of the Board of Visitors, University of Texas Law School (1992 to 1994); and, Director, University of Texas Health Science Center Development Board (1994 to present).

Michael J. Rosenthal. Mr. Rosenthal, age 57, who joined the Board in 2000, is a nominee for reelection as a Common Director of the Company to serve until the 2002 Annual Meeting of Stockholders. Since 1986, Mr. Rosenthal has served as Chairman and President of M.J. Rosenthal and Associates, Inc., an investment company. From 1984 to 1986, Mr. Rosenthal served as a partner and a Managing Director of Wesray Capital Corporation, an investment company, and prior to that was Senior Vice President and Managing Director of the Mergers and Acquisitions Department of Donaldson, Lufkin & Jenrette, Inc., an investment banking firm. Mr. Rosenthal also serves as a director and Treasurer of the Horticultural Society of New York and serves as a director of Star Corrugated Box Co., Inc., a manufacturer of corrugated boxes. Over the last several years, Mr. Rosenthal has also served as Chairman, a director and/or Chief Executive Officer of a number of companies including: American Vision Centers, Inc., Northwestern Steel & Wire Company, Vector Distributors, Inc., Western Auto Supply Company and Wilson Sporting Goods Company.

PRINCIPAL STOCKHOLDERS

The following table sets forth, as of March 30, 2001, unless otherwise indicated, the beneficial ownership of the Company's Common Stock and Preferred Stock by (i) those persons known by the Company to own beneficially more than 5% of the shares of either class then outstanding, (ii) each of the executive officers named in the Summary Compensation Table set forth below, (iii) each of the directors or nominees for director, and (iv) all directors and executive officers of the Company as a group.

Name Of Beneficial Owner	Title of Class	Number of Shares[1]	% of Class	Combined % of Voting Power[2]
Federated Development Inc.[3]	Common Stock	1,750,480[4][5]	26.3	62.7
	Preferred Stock	661,377	99.0	
The Stockholder Group[3][13]	Common Stock	2,943,704[4][5][6][7]	43.9	73.2
	Preferred Stock	747,941[8]	99.2	
Dimensional Fund Advisors Inc.	Common Stock	398,225[9]	6.0	3.0
Robert J. Cruikshank	Common Stock	3,525[10]	*	*
J. Kent Friedman	Common Stock	3,500[11]	*	*
Charles E. Hurwitz[3][12]	Common Stock	2,943,704[4][5][6][7]	43.9	73.2
	Preferred Stock	747,941[8][13]	99.2	
John T. La Duc	—	—	—	—
Ezra G. Levin	Common Stock	3,525[10]	*	*
Ronald L. Reman	Common Stock	700[14]	*	*
Stanley D. Rosenberg	Common Stock	4,525[10]	*	*
Michael J. Rosenthal	Common Stock	125[15]	*	*
Paul N. Schwartz	Common Stock	45,576[16]	*	*
All directors, nominees for director and executive officers of the Company as a group (14 persons)	Common Stock	3,007,601[4][5][6][7][17]	44.5	73.4
	Preferred Stock	747,941[8][13]	99.2	

---

* Less than 1%.

[1] Unless otherwise indicated, the beneficial owners have sole voting and investment power with respect to the shares listed in the table. Includes the number of shares such persons would have received on March 30, 2001, if any, for their exercisable stock appreciations rights (**"SARs"**; excluding SARs payable in cash only) exercisable within 60 days of such date if such rights had been paid solely in shares of Common Stock. Also includes the number of shares of Common Stock credited to such person's stock fund account under the Company's 401(k) savings plan.

[2] The Company's Preferred Stock is generally entitled to ten votes per share on matters presented to a vote of the Company's stockholders.

[3] Federated Development Inc. (**"FDI"**) is a wholly owned subsidiary of Federated. FDI, Federated, Federated Development Investments, LLC (**"FDILLC"**), the Hurwitz Investment Partnership L.P., the Hurwitz 1992 Investment Partnership L.P. and Mr. Hurwitz may be deemed a "group" (the **"Stockholder Group"**) within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended. The address of FDI is 5847 San Felipe, Suite 2600, Houston, Texas 77057. The address of the Stockholder Group is c/o Timothy J. Neumann, Esq., Federated Development Inc., 5847 San Felipe, Suite 2600, Houston, Texas 77057.

[4] Includes 60,000 shares owned by FDILLC. FDILLC is a Texas limited liability company which is owned 79% by FDI and 21% by Mr. Hurwitz, and of which FDI is the managing member.

[5] Includes options to purchase 21,029 shares of Common Stock held by FDI.

[6] Includes (a) 1,669,451 shares of Common Stock owned by FDI as to which Mr. Hurwitz indirectly possesses voting and investment power, (b) 42,798 shares of Common Stock separately owned by Mr. Hurwitz's spouse and as to which Mr. Hurwitz disclaims beneficial ownership, (c) 46,500 shares of Common Stock owned by the Hurwitz Investment Partnership L.P., a limited partnership controlled by Mr. Hurwitz and his spouse, 23,250 of which shares were separately owned by Mr. Hurwitz's spouse prior to their transfer to such limited partnership and as to which Mr. Hurwitz disclaims beneficial ownership, (d) 76,021 shares of Common Stock owned by the 1992 Hurwitz Investment Partnership L.P., of which 38,010 shares are owned by Mr. Hurwitz's spouse as separate property and as to which Mr. Hurwitz disclaims beneficial ownership, and (e) 965,405 shares of Common Stock held directly by Mr. Hurwitz, including 256,808 shares of restricted Common Stock with respect to which Mr. Hurwitz possesses sole voting power and which have certain transfer and other restrictions which generally lapse in December 2014.

[7] Includes options held by Mr. Hurwitz to purchase 62,500 shares of Common Stock and exercisable within 60 days of March 30, 2001.

(footnotes continued on the following page)

(8) Includes options held by Mr. Hurwitz to purchase 85,500 shares of Preferred Stock and exercisable within 60 days of March 30, 2001.

(9) Information based solely on a Schedule 13G filed with the Securities and Exchange Commission (**"SEC"**) on February 2, 2001 (the **"Dimensional 13G"**). The Dimensional 13G was filed by Dimensional Fund Advisors Inc. (**"Dimensional"**), a Delaware corporation which is a registered investment advisor. The Dimensional 13G indicates that Dimensional has sole voting and dispositive power with respect to 398,225 shares and that all of such shares are owned by other persons or entities having the right to receive and the power to direct the receipt of dividends from, and proceeds from the sale of, such shares. The business address of Dimensional is 1299 Ocean Avenue, 11th Floor, Santa Monica, California 90401.

(10) Options to purchase 2,525 shares of Common Stock and exercisable within 60 days of March 30, 2001.

(11) Options to purchase 3,500 shares of Common Stock and exercisable within 60 days of March 30, 2001.

(12) Mr. Hurwitz serves as the sole director of Federated, and together with members of his immediate family and trusts for the benefit thereof, owns all of the voting shares of Federated, and his positions include Chairman of the Board and Chief Executive Officer of the Company, membership on the Company's Executive Committee and Chairman of the Board and President of Federated. By reason of the foregoing and his relationship with the members of the Stockholder Group, Mr. Hurwitz may be deemed to possess shared voting and investment power with respect to the shares held by the Stockholder Group.

(13) Includes 661,377 shares of Preferred Stock owned by FDI as to which Mr. Hurwitz possesses voting and investment power and 1,064 shares of Preferred Stock held directly by Mr. Hurwitz.

(14) Options to purchase 700 shares of Common Stock and exercisable within 60 days of March 30, 2001.

(15) Includes options to purchase 125 shares of Common Stock and exercisable within 60 days of March 30, 2001.

(16) Includes options to purchase 31,000 shares of Common Stock exercisable within 60 days of March 30, 2001, and 10,749 shares of Common Stock owned by a trust of which Mr. Schwartz and his spouse are trustees and share voting and investment power with respect to such shares.

(17) The directors and executive officers of the Company included in the Stockholder Group beneficially own 2,943,704 of such shares. The remaining shares consist of 19,797 shares of Common Stock, and options exercisable within 60 days of March 30, 2001 to purchase 44,100 shares of Common Stock, held by the directors and officers of the Company not included in the Stockholder Group. Of the 19,797 shares of Common Stock, the applicable directors and officers have sole voting and investment power with respect to 9,048 of such shares.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth compensation information, cash and non-cash, for each of the Company's last three completed fiscal years with respect to the Chief Executive Officer and the four most highly compensated executive officers of the Company (collectively referred to as the **"named executive officers"**) for the fiscal year ended December 31, 2000:

		Annual Compensation			Long-Term Compensation			
					Awards		Payouts	
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
				Other Annual Compensation ($)[(1)]	Restricted Stock Award(s) ($)	Options/ SARs (#)	LTIP Payouts ($)	All Other Compensation ($)
Name and Principal Position	Year	Salary ($)	Bonus ($)					
Charles E. Hurwitz,	2000	755,612	604,490[(2)]	—	-0-	116,200	-0-	140,794[(5)(6)]
Chairman of the Board and	1999	726,549	2,085,905[(3)]	—	11,684,764[(4)]	32,500	-0-	123,944[(5)(6)]
Chief Executive Officer	1998	698,605	450,000	—	-0-	50,000	-0-	111,191[(5)(6)(7)]
J. Kent Friedman,	2000	450,000	360,000	98,053	-0-	18,800	-0-	14,777[(5)(6)]
Vice Chairman and	1999	37,500	-0-	—	-0-	184,500[(9)]	-0-	47[(5)(6)]
General Counsel[(8)]	1998	—	—	—	—	—	—	—
Paul N. Schwartz,	2000	540,800	432,640	—	-0-	22,600	-0-	103,061[(5)(6)]
Director, President and	1999	520,000	550,000[(10)]	—	-0-	20,000	-0-	90,775[(5)(6)]
Chief Financial Officer	1998	500,000	400,000[(11)]	—	-0-	25,000	-0-	81,250[(5)(6)(7)]
John T. La Duc,[(12)]	2000	372,493	435,000	—	-0-	-0-	59,065[(16)]	18,625[(17)]
Senior Vice President	1999	358,167	171,928[(13)(14)]	—	-0-	-0-	120,990[(16)]	17,908[(17)]
	1998	320,000	220,000[(13)]	—	-0-	468,750[(15)]	124,356[(16)]	16,000[(17)]
Ronald L. Reman	2000	196,852	177,200	—	-0-	25,589[(18)]	-0-	67,834[(5)(6)]
Vice President	1999	189,281	170,400	—	-0-	3,500	-0-	43,029[(5)(6)]
	1998	182,000	163,800	—	-0-	-0-	-0-	33,700[(5)(6)(7)]

[(1)] Excludes perquisites and other personal benefits which in the aggregate do not exceed the lesser of either $50,000 or 10% of the total of annual salary and bonus reported for the named executive officer.

[(2)] Includes payments totalling $375,490 made in 2001 with respect to 2000.

[(3)] Includes payments totalling $1,840,905 made in 2000 with respect to 1999.

[(4)] As required by SEC rules, this amount was determined by multiplying the number of shares of restricted stock granted (256,808) by the closing market price on the date of grant.

[(5)] Includes the following aggregate amounts accrued for 2000, 1999 and 1998, respectively, in respect of the MAXXAM Inc. Revised Capital Accumulation Plan of 1988 (the **"Capital Accumulation Plan"**), pursuant to which, in general, benefits vest 10% annually and (i) with respect to contributions made for 1988-1997, were paid in January 1998; or (ii) with respect to contributions made during 1998 or after, are payable upon the earlier of (a) January 1, 2008 (with respect to participants who were also participants under a former plan on December 31, 1987), or (b) termination of employment with the Company: Mr. Hurwitz—$134,497, $117,890 and $104,791; Mr. Friedman—$7,977, $47 and $-0-; Mr. Schwartz—$96,261, $84,375 and $75,000; and Mr. Reman—$61,034, $36,629 and $27,300.

[(6)] These amounts include matching contributions by the Company under its 401(k) savings plan for 2000, 1999 and 1998, respectively, as follows: Mr. Hurwitz—$6,297, $6,054 and $6,400; Mr. Friedman—$6,800, $-0- and $-0-; Mr. Schwartz—$6,800, $6,400 and $6,250; and Mr. Reman—$6,800, $6,400 and $6,400.

[(7)] Does not include the January 1998 payouts under the Capital Accumulation Plan, which were as follows: Mr. Hurwitz—$1,201,702, Mr. Schwartz—$529,480, and Mr. Reman—$96,763. See footnote (5).

[(8)] Mr. Friedman became an employee of the Company in December 1999.

[(9)] Represents options (with tandem SARs) for 17,500 shares of MAXXAM Common Stock and options for 167,000 shares of Kaiser common stock.

[(10)] Includes a single payment of $400,000 in December 1999, and three annual payments, commencing December 2000, of $50,000 each, so long as Mr. Schwartz continues to be employed by the Company on each payment date.

(footnotes continued on the following page)

(11) Includes a single payment of $325,000 in December 1998, and three annual payments, commencing December 1999, of $25,000 each, so long as Mr. Schwartz continues to be employed by the Company on each payment date.

(12) Mr. La Duc received his compensation for all three years principally from KACC; however, the Company reimbursed KACC for certain allocable costs associated with the performance of services for the Company by Mr. La Duc. The table reflects Mr. La Duc's total compensation, rather than any allocated part of such compensation.

(13) Includes $75,000 (to be paid over a three-year period) for 1999, and $50,000 (to be paid over a two-year period) awarded for 1998, for which the Company reimburses KACC.

(14) Payment of the bonus for 1999 was deferred until Kaiser's net income, as adjusted for certain factors, was positive for a fiscal quarter. The Company's net income, as adjusted, for the first quarter of 2000 satisfied this condition.

(15) Represents options for shares of Kaiser common stock.

(16) Amounts reflect the value of the actual payment received during the year indicated in connection with awards made under Kaiser's long-term incentive program for the rolling three-year periods 1995-1997, 1996-1998 and 1997-1999. The awards generally were paid in two equal installments: the first during the year following the end of the three-year performance period and the second during the following year. The amounts indicated in the Summary Compensation Table reflect the value of the actual payment received under the program by Mr. La Duc in the year indicated, with the stock portion of each amount being based on the market value on the date of distribution. Total awards to Mr. La Duc for the 1995-1997, 1996-1998 and 1997-1999 periods were $164,900, $120,000 and $22,081, respectively. Additional information with respect to the long-term component of Kaiser's incentive compensation program is set forth below in the Long-Term Incentive Plan Awards Table.

(17) Amount represents contributions under the KACC 401(k) savings plan and the KACC Supplemental Benefits Plan (each as defined below) by KACC.

(18) Represents options (with tandem SARs) for 7,900 shares of MAXXAM Common Stock and options for 17,684 shares of Kaiser common stock.

Option/SAR Grants Table

The following table sets forth certain information concerning stock options or SARs granted in fiscal year 2000 to any of the named executive officers:

	Individual Grants				Grant Date Value
(a)	(b)	(c)	(d)	(e)	(f)
		% of Total Options/ SARS			
	# of Securities Underlying Options/SARs	Granted to Employees in	Exercise or Base Price	Expiration	Grant Date
Name	Grants	2000	($/Share)	Date	Present Value ($)
Charles E. Hurwitz	116,200[1]	58.16	15.875	12/27/10	847,110[2]
J. Kent Friedman	18,800[1]	9.41	16.375	12/18/10	144,755[3]
Paul N. Schwartz	22,600[1]	11.31	16.375	12/18/10	174,015[3]
Ronald L. Reman	7,900[1]	3.95	16.375	12/18/10	60,830[3]
	17,689[4]	3.05[5]	4.500	01/01/10	75,000[6]

(1) Represents shares of Common Stock underlying stock options with tandem SARs.

(2) Valuation was determined utilizing Black-Scholes Option Price Model with the following assumptions: 5-year daily volatility for Common Stock, 5.066% risk-free rate (10-year Government Bond as of the grant date), no dividend yield and 6.59-year exercise date. No adjustments were made for non-transferability or risk of forfeiture.

(3) Valuation was determined utilizing Black-Scholes Option Price Model with the following assumptions: 5-year daily volatility for Common Stock, 5.18% risk-free rate (10-year Government Bond as of the grant date), no dividend yield and 6.59-year exercise date. No adjustments were made for non-transferability or risk of forfeiture.

(4) Represents shares of Kaiser common stock underlying stock options.

(5) Represents the percentage of total options granted to employees of KACC.

(6) Valuation was determined utilizing Black-Scholes Option Price Model with the following assumptions: 3-year weekly volatility for the common stock of Kaiser, 6.84% risk-free rate (based on U.S. Treasury strip rate on the date of grant with a term equal to that of the option), no dividend yield and 10-year exercise date. No adjustments were made for non-transferability or risk of forfeiture.

The stock options with respect to the Company's Common Stock set forth in the above table were granted under the Omnibus Plan at the closing price on the date of the grant, and vest 20% on the first anniversary date of the grant and an additional 20% on each anniversary date thereafter until fully vested. The stock options granted with respect to Kaiser's common stock set forth in the above table were granted under the Kaiser 1997 Omnibus Stock Incentive Plan and vest 33⅓% per year beginning on January 1, 2001. If as of any such vesting date Kaiser's common stock has not traded at $10.00 or more per share for at least 20 consecutive trading days during the option period, the vesting date will be the date such condition has been met or January 1, 2009, whichever is earlier. The stock options are exercisable for cash, Kaiser common stock or a combination thereof.

Option/SAR Exercises and Fiscal Year End Value Table

The table below provides information on an aggregated basis concerning each exercise of stock options (or tandem SARs) and freestanding SARs during the fiscal year ended December 31, 2000 by each of the named executive officers, and the 2000 fiscal year-end value of unexercised options and SARs, including SARs exercisable for cash only.

(a)	(b)	(c)	(d) Number of Unexercised Options/SARs at Fiscal Year-End (#)		(e) Value of Unexercised in-the-Money Options/SARs at Fiscal Year-End ($)	
Name	Shares Acquired on Exercise (#)	Value Realized ($)	Exercisable	Unexercisable	Exercisable	Unexercisable
Charles E. Hurwitz	-0-	-0-	81,000[1]	9,000[1]	—[2]	—[2]
	-0-	-0-	46,000[3]	46,000[3]	—[2]	—[2]
	-0-	-0-	250,000[4]	-0-	—[5]	-0-
J. Kent Friedman	-0-	-0-	3,500[3]	32,800[3]	—[2]	—[2]
	-0-	-0-	33,400[4]	133,600[4]	—[5]	—[5]
Paul N. Schwartz	-0-	-0-	58,000[3]	59,600[3]	—[2]	—[2]
John T. La Duc	-0-	-0-	4,000[3]	-0-	—[2]	-0-
	-0-	-0-	290,450[4]	187,500[4]	—[5]	—[5]
Ronald L. Reman	-0-	-0-	8,700[3]	12,700[3]	—[2]	—[2]
	-0-	-0-	-0-	17,689[4]	—[5]	—[5]

[1] Represents underlying shares of Preferred Stock.

[2] Valued based upon the $15.188 closing price of the Company's Common Stock on December 29, 2000. No value is shown because the exercise price is higher than such closing price.

[3] Represents underlying shares of Common Stock.

[4] Represents underlying shares of Kaiser common stock.

[5] Valued based upon the $3.688 closing price of Kaiser common stock on December 29, 2000. No value is shown because the exercise price is higher than such closing price.

Long-Term Incentive Plan Awards Table

Mr. La Duc received a distribution in 2000 in respect of the long-term component of Kaiser's long-term incentive compensation program for the 1996-1998 and 1997-1999 three-year, long-term performance periods. The following table and accompanying footnotes describe the awards received by Mr. La Duc in 2000.

(a)	(b)	(c)	Estimated Future Payouts under Non-Stock Price-Based Plans ($)[1]		
			(d)	(e)	(f)
Name	Number of Shares, Units or Other Rights (#)	Performance or Other Periods Until Maturation or Payout ($)	Threshold	Target	Maximum
John T. La Duc	6,286[2]	—	—	—	—
	1,179[3]	—[4]	—	—	—

[1] All payments in connection with the 1996-1998 and 1997-1999 performance periods have been made.

[2] Represents the stock portion of the second installment of long-term incentive award distributed in March 2000 in connection with the 1996-1998 performance period. The average closing price of Kaiser common stock during December 1998 was $5.44 per share. The total award for the 1996-1998 performance period for Mr. La Duc was $120,000.

[3] Represents the stock portion of the first installment of long-term incentive award distributed in April 2000 in connection with the 1997-1999 performance period. The average closing price of Kaiser common stock during December 1999 was $6.809 per share. The total award for the 1997-1999 performance period for Mr. La Duc was $22,081.

[4] Payment of the second installment for the 1997-1999 performance period was conditioned on continued employment. The second installment was distributed in February 2001.

Kaiser Long-Term Incentive Plan

The long-term portion of Kaiser's incentive program in effect for periods beginning prior to 1998 provided incentive compensation based on performance against goals over rolling three-year periods. During the 1996-1998 performance period, target incentives were based on the return on assets employed in the business. During the 1997-1999 performance period, target incentives were based upon earnings per share targets established in 1997. Additional information with respect to long-term incentive compensation awarded to Mr. La Duc under the program is set forth above in the Summary Compensation Table, including Note 16 to the Summary Compensation Table.

Beginning in 1998, Kaiser generally replaced the rolling three-year performance-based program for corporate executive officers described above with stock option grants and expects that stock-based grants, either in the form of restricted stock or stock options, will continue to be its primary form of long-term incentive for these persons. Kaiser continues to use the rolling three-year performance-based incentive program for business unit presidents, but expects to begin to use stock-based grants as all or a part of their long-term incentive compensation over the next few years.

Defined Benefit Plans

MAXXAM Pension Plan

All officers who are also employees and other regular employees of the Company automatically participate in the Company's Pension Plan (the **"Pension Plan"**), a noncontributory, defined benefit plan. Benefits equal the sum of an employee's "past service benefit" and "future service benefit." Benefits are based on (i) an employee's base salary, including overtime, but excluding bonuses, commissions and incentive compensation and (ii) an employee's age and the number of years of service with the Company.

Under the Pension Plan, the annual past service benefit is the greatest of:

(i)   benefits accrued under the plan through December 31, 1986;

(ii)   the product of (a) the sum of 0.8% of the participant's Past Service Compensation Base (as defined), plus 0.8% of the participant's Past Service Compensation Base in excess of $15,000 and (b) the participant's credited years of service prior to January 1, 1987; or

(iii)   the product of 1.2% of the participant's Past Service Compensation Base and the participant's credited years of service prior to January 1, 1987.

For 1987 and 1988, the annual future service benefit equaled 1.6% of an employee's compensation up to two-thirds of the Social Security wage base, plus 2.4% of any remaining compensation. Effective January 1, 1989, the annual future service benefit equaled 1.75% of an employee's compensation for each year of participation, plus 0.6% of the employee's compensation in excess of $10,000. Effective January 1, 1995, the annual future service benefit equals 2.35% of an employee's compensation for each year of participation.

The amount of an employee's aggregate plan compensation that may be included in benefit computations under the Pension Plan is limited to $170,000 for 2000. Benefits are generally payable as a lifetime annuity or, with respect to married employees, as a 50% joint and survivor annuity, or, if the employee elects (with spousal consent), in certain alternative annuity forms. Benefits under the Pension Plan are not subject to any deductions for Social Security or other

(footnotes continued on the following page)

offsets. The covered compensation for 2000 and credited years of service as of December 31, 2000 for the Pension Plan and estimated annual benefits payable upon retirement at normal retirement age for the named executive officers (other than those compensated by KACC who do not participate in this Pension Plan) were as follows: Mr. Hurwitz: $170,000—20 years—$130,667; Mr. Friedman: $170,000—1 year—$37,172; Mr. Schwartz: $170,000—20 years—$118,855; and Mr. Reman: $170,000—14 years—$121,333.

The projected benefits shown above were computed as lifetime annuity amounts, payable beginning at age 65. The benefit amounts reflect a covered compensation limit of $170,000 for 2001 and subsequent years under Section 401(a)(17) of the Code. In addition, the amounts reflect a maximum benefit limit of $140,000 for 2001 and subsequent years (with early retirement reductions where applicable) that is placed upon annual benefits that may be paid to a participant in the Pension Plan at retirement under Section 415 of the Code. Combined plan limits applicable to employees participating in both defined contribution and defined benefit plans have not been reflected.

Kaiser Retirement Plan

KACC maintains a qualified, defined-benefit retirement plan (the **"Kaiser Retirement Plan"**) for salaried employees of KACC and co-sponsoring subsidiaries who meet certain eligibility requirements. The table below shows estimated annual retirement benefits payable under the terms of the Kaiser Retirement Plan to participants with the indicated years of credited service. These benefits are reflected without reduction for the limitations imposed by the Code on qualified plans and before adjustment for the Social Security offset, thereby reflecting aggregate benefits to be received, subject to Social Security offsets, under the Kaiser Retirement Plan and the Kaiser Supplemental Benefit Plan (as defined below).

Annual Remuneration	Years of Service				
	15	20	25	30	35
$ 250,000	$ 56,250	$ 75,000	$ 93,750	$ 112,500	$ 131,250
350,000	78,750	105,000	131,250	157,500	183,750
450,000	101,250	135,000	168,750	202,500	236,250
550,000	123,750	165,000	206,250	247,500	288,750

The estimated annual retirement benefits shown are based upon the assumptions that current Kaiser Retirement Plan and Kaiser Supplemental Benefit Plan provisions remain in effect, that the participant retires at age 65, and that the retiree receives payments based on a straight life annuity for his lifetime. Mr. La Duc had 31.3 years of credited service on December 31, 2000. Monthly retirement benefits, except for certain minimum benefits, are determined by multiplying years of credited service (not in excess of 40) by the difference between 1.50% of average monthly compensation for the highest base period (36, 48 or 60 consecutive months, depending upon compensation level) in the last ten years of employment and 1.25% of monthly primary Social Security benefits. Pension compensation covered by the Kaiser Retirement Plan and the Kaiser Supplemental Benefits Plan consists of salary and bonus amounts set forth in the Summary Compensation Table (column (c) plus column (d) thereof).

Participants are entitled to retire and receive pension benefits, unreduced for age, upon reaching age 62 or after 30 years of credited service. Full early pension benefits (without adjustment for Social Security offset prior to age 62) are payable to participants who are at least 55 years of age and have completed 10 or more years of pension service (or whose age and years of pension service total 70) and who have been terminated by KACC or an affiliate for reasons of job elimination or partial disability. Participants electing to retire prior to age 62 who are at least 55 years of age and have completed ten or more years of pension service (or whose age and years of pension service total at least 70) may receive pension benefits, unreduced for age, payable at age 62 or reduced benefits payable earlier. Participants who terminate their employment after five years or more of pension service, or after age 55 but prior to age 62, are entitled to pension benefits, unreduced for age, commencing at age 62 or, if they have completed ten or more years of pension service, actuarially reduced benefits payable earlier. For participants with five or more years of pension service or who have reached age 55 and who die, the Kaiser Retirement Plan provides a pension to their eligible surviving spouses. Upon retirement, participants may elect among several payment alternatives including, for most types of retirement, a lump-sum payment.

MAXXAM Supplemental Executive Retirement Plan

Effective March 8, 1991, the Company adopted an unfunded non-qualified Supplemental Executive Retirement Plan (the **"SERP"**). The SERP provides that eligible participants are entitled to receive benefits which would have been

payable to such participants under the Pension Plan except for the limitations imposed by the Code. Participants in the SERP are selected by the Company's Board of Directors. Four executive officers of the Company, Messrs. Hurwitz, Friedman, Schwartz and Reman, were entitled to receive benefits under the SERP during 2000.

The following projections are based on the same assumptions as utilized in connection with the Pension Plan projections above. The 2000 qualified plan pay limit ($170,000) and benefit limit ($140,000) are reflected for all years in the future. In addition, no future increases in the participants' covered compensation amounts from the 2000 levels are assumed.

	Hurwitz	Friedman	Schwartz	Reman
Covered Compensation for 2000:				
Qualified Plan	$ 170,000	$ 170,000	$ 170,000	$ 170,000
Nonqualified Plan	585,612	280,000	370,800	26,852
Total	$ 755,612	$ 450,000	$ 540,800	$ 196,852
Credited Years of Service as of December 31, 2000	20	1	20	14
Projected Normal Retirement Benefit:				
Qualified Plan	$ 130,667	$ 37,172	$ 118,855	$ 121,333
Nonqualified Plan	185,148	59,220	127,545	25,397
Total	$ 315,815	$ 96,392	$ 246,400	$ 146,730

Kaiser Supplemental Benefits Plan

KACC maintains an unfunded, non-qualified Supplemental Benefits Plan (the **"Kaiser Supplemental Benefits Plan"**), the purpose of which is to restore benefits which would otherwise be paid from the Kaiser Retirement Plan or the Supplemental Savings and Retirement Plan, a qualified Section 401(k) plan (the **"Kaiser Savings Plan"**), were it not for the Section 401(a)(17) and Section 415 limitations imposed by the Code. Participation in the Kaiser Supplemental Benefits Plan includes all employees of KACC and its subsidiaries whose benefits under the Kaiser Retirement Plan and Kaiser Savings Plan are likely to be affected by such limitations imposed by the Code. Eligible participants, including Mr. La Duc, are entitled to receive the equivalent of the Kaiser Retirement Plan and Kaiser Savings Plan benefits which they may be prevented from receiving under those plans because of such Code limitations.

MAXXAM Severance or Termination Policy

Severance or termination pay is generally granted to regular full-time employees who are involuntarily terminated, subject to certain conditions and a number of exclusions, pursuant to an unfunded policy. After such termination, the policy provides for payment in an amount ranging from two weeks' salary for at least one year of service graduating to a maximum of 104 weeks' salary. The amounts payable under the policy if the named executive officers had been involuntarily terminated on December 31, 2000 would have been as follows: Mr. Hurwitz—$1,511,224; Mr. Friedman—$17,308; Mr. Schwartz—$1,081,600; and Mr. Reman—$393,706.

Kaiser Termination Payment Policy

Most full-time salaried employees of KACC are eligible for benefits under an unfunded termination policy if their employment is involuntarily terminated, subject to a number of exclusions. The policy provides for lump sum payments after termination ranging from one-half month's salary for less than one year of service graduating to eight months' salary for 30 or more years of service. The amount payable to Mr. La Duc under the policy if he had been involuntarily terminated on December 31, 2000 would have been $248,328.

Employment Contracts and Termination of Employment and Change-in-Control Arrangements

Mr. La Duc and KACC entered into a five-year employment agreement effective January 1, 1998. Pursuant to the terms of the agreement, Mr. La Duc is entitled to an annual base salary of $378,560. This amount is reviewed annually to evaluate Mr. La Duc's performance, and in any event adjusted for inflation consistent with the general program of increases for other executives and management employees. Mr. La Duc's agreement also establishes an annual target bonus of $200,000 (subject to adjustment for inflation) payable upon KACC achieving short-term objectives under its executive bonus plan which are to be agreed upon annually and be otherwise consistent with KACC's business plan.

Pursuant to the terms of the agreement, Mr. La Duc received in 1998 a grant under the Kaiser 1997 Omnibus Stock Incentive Plan of options to purchase 468,750 shares of Kaiser common stock at an exercise price of $9.3125 per share. This grant was intended to have a value at the date of grant equivalent to a value of five times Mr. La Duc's annual long-term incentive target of $465,000 and to be in lieu of any payment of long-term incentive compensation under KACC's executive bonus plan for the five-year period beginning January 1, 1998, although Mr. La Duc remains eligible for additional option grants. The options granted pursuant to the terms of Mr. La Duc's agreement generally vest at the rate of 20% per year, beginning on December 31, 1998, with an additional 20% vesting each December 31, thereafter until fully vested, although vesting may be accelerated in certain circumstances.

Mr. La Duc's agreement provides that upon the termination of his employment (other than for cause, by reason of his acceptance of an offer of employment with an affiliate or under certain circumstances in which Mr. La Duc is adversely affected), Mr. La Duc is entitled to a lump sum payment equal to the sum of (i) the benefit he would have received under the Kaiser Retirement Plan and Kaiser Supplemental Benefits Plan as if he had qualified for a fully early pension over an amount equal to the actuarial equivalent of his actual benefits payable under such Plans on his actual termination, (ii) an amount equal to his base salary as of the date of termination for a period equal to the greater of (a) the number of months remaining in the term of his agreement or (b) two years, and (iii) his annual target bonus for the year of termination (but not less than $200,000). In addition, in the event of Mr. La Duc's termination under the circumstances described above, all of the unvested stock options held by Mr. La Duc on the date of termination that would have vested during the term of his agreement immediately vest and become exercisable in full. Upon a change of control, the benefits described above are also payable upon either the subsequent termination of Mr. La Duc's employment by KACC other than for cause or the subsequent termination of employment by Mr. La Duc for any reason within twelve months following a change of control.

Mr. Friedman and the Company entered into a five-year employment agreement effective December 1, 1999. Pursuant to the terms of the agreement, Mr. Friedman is currently entitled to a base salary of $450,000 per year. This amount is reviewed in accordance with the Company's generally applicable practices; however, the Company has no obligation under such agreement to increase Mr. Friedman's base salary. Mr. Friedman's employment agreement also provides that he receive an annual bonus of not less than $150,000 for each calendar year he is employed by the Company. Pursuant to the terms of the agreement Mr. Friedman received a grant under the Omnibus Plan of non-qualified stock options, with such options having tandem stock appreciation rights, with respect to 17,500 shares of the Common Stock, at an exercise price of $45.50 per share, and a grant under the Kaiser 1997 Omnibus Stock Incentive Plan of options to purchase 167,000 shares of Kaiser common stock at an exercise price of $9.00 per share. The options granted pursuant to Mr. Friedman's agreement vest at the rate of 20% per year, commencing on December 1, 2000.

Pursuant to the terms of Mr. Friedman's agreement, Mr. Friedman received a $250,000 interest-free loan from the Company. Further, contingent upon Mr. Friedman's continued employment with the Company, beginning on December 1, 2000 and continuing annually thereafter, $50,000 of the principal of the loan shall be forgiven by the Company until the principal of the loan has been reduced to zero. Pursuant to the terms of the agreement, Mr. Friedman is also entitled to participate in all employee benefit plans and programs which are available to the Company's senior executive employees. Mr. Friedman's agreement provides that upon the termination of his employment (either voluntarily by Mr. Friedman or for cause), Mr. Friedman is entitled to (i) pro rata base salary through the date of such termination and (ii) any compensation and benefits otherwise due to him pursuant to the terms of the Company's employee benefit plans. In addition, in the event of Mr. Friedman's termination under the circumstances described above, any outstanding principal on the loan referred to above becomes repayable by him upon such termination.

Certain executive officers are eligible to participate in a deferred compensation program. An eligible executive officer may defer up to 30% of gross salary and up to 30% of any bonus otherwise payable to such executive officer for any calendar year. The designated percentage of deferred compensation is credited to a book account as of the date such compensation would have been paid and is deemed "invested" in an account bearing interest calculated using one-twelfth of the sum of the prime rate plus 2% on the first day of each month. Deferred compensation, including all earnings credited to the book account, will be paid in cash to the executive or beneficiary as soon as practicable following the date the executive ceases for any reason to be an employee of the Company, either in a lump sum or in a specified number of annual installments, not to exceed ten, at the executive's election.

REPORT OF THE COMPENSATION COMMITTEES
ON
EXECUTIVE COMPENSATION

Two compensation committees administer the Company's compensation plans, the Policy Committee and the Section 162(m) Committee. The Policy Committee administers and establishes overall compensation policies except to the extent that such authority has been delegated by the Board of Directors to the Section 162(m) Committee. The Section 162(m) Committee administers and approves amendments to the Company's plans or programs which are intended to comply with the provisions of Section 162(m) of the Code. Each of the committees reports directly to the full Board of Directors and together they have furnished the following report on executive compensation for fiscal year 2000.

Executive Officer Compensation

The Policy Committee generally approves the policies under which compensation is paid or awarded to the Company's executive officers. Occasionally, the Chief Executive Officer of the Company exercises his authority to make a particular payment, award or adjustment. Among the factors the Policy Committee takes into consideration in its decisions on executive compensation are the diversified and multifaceted financial and managerial skills required to effectively manage the Company's complex structure. For instance, the Company consists of units operating in wholly separate industries and many of the Company's executives also serve in executive capacities in some or all of its operating subsidiaries in these industries. In addition, the Company continues to position itself to respond when growth opportunities become available. Accordingly, the Policy Committee looks not only to the Company's annual earnings, enhanced stockholder value, and the business development efforts of its existing business units when making executive compensation decisions but also recognizes the particular talents required to build the Company's asset base through acquisitions and expansion into new business segments and acquisitions. The Policy Committee also recognizes and takes into account the role of the Company's executive officers in financial structuring, refinancing and reorganizations on behalf of its operating units. Additional factors considered by the Policy Committee are the public relations, regulatory and litigation related challenges the Company presents for its executive officers. All of these factors present a particular challenge in determining appropriate approaches to executive compensation.

The primary elements of compensation for executive officers of the Company are base salaries and annual discretionary bonuses. From time to time, the Policy Committee also recommends or approves bonus compensation awards under additional incentive compensation programs such as the Company's Omnibus Plan. From time to time, certain eligible executive officers may participate in the Company's Executive Plan, although to date only the Chief Executive Officer and the President have met the criteria. Except for Messrs. Friedman and La Duc, there are no employment agreements governing the compensation of any of the executive officers of the Company.

Base Salary
The Company's executive compensation philosophy is to pay base salaries adequate to attract and retain executives whose education, training, experience, talents and particular knowledge of the Company, its businesses and the industries in which it operates allow them to be key contributors to the administration, management and operations of the Company. Specific determinations are based primarily on individual attributes and the specific duties or responsibilities of each executive. Base salaries are generally adjusted annually based on a variety of factors, including cost of living information and industry trends. In December 2000, base salaries for executive officers (except those principally compensated by KACC) were reviewed individually and recommendations as to increases for the coming fiscal year were made by the Policy Committee. Among the factors considered by the Policy Committee in determining the amount of the base salary increases were the Consumer Price Index and the national average and industry increases. For the most part, across-the-board base salary increases for key employees of the Company were 4%.

Annual Discretionary Bonus
Company policy requires that a significant portion of an executive officer's compensation be at-risk compensation paid through an annual discretionary bonus. This policy enables the Policy Committee to focus on each executive officer's individual efforts and contribution to the Company during the year in the context of both the Company's performance and the particular responsibilities and projects undertaken by the executive during the year, and award bonus compensation accordingly. Specific determinations are based primarily on the level of achievement of the Company's corporate objectives, the individual's contribution to the achievement of those objectives and the assumption

of additional duties or responsibilities. The Company also recognizes particular challenges faced by executives in efforts to strengthen some of its less profitable or marginal operations. The Policy Committee believes that this approach best serves both the short- and long-term interests of the Company and its stockholders by significantly compensating executive officers retrospectively for services they have performed that can be both quantitatively and qualitatively analyzed as opposed to compensating executive officers prospectively through larger base salaries. Bonus compensation is typically awarded in December of each fiscal year and principally paid in cash. Bonus amounts paid by the Company to executive officers (other than the Chief Executive Officer and executive officers principally compensated by KACC) in December 2000 did not vary significantly from bonuses paid for 1999. These bonuses were proposed (other than with respect to himself) by the Chief Executive Officer, subject to review and approval by the Policy Committee.

Additional Incentive Awards

Awards under the Omnibus Plan are stock-based and compensation arising from the awards, if any, is usually tied to stock price appreciation. In 2000, seven executive officers were granted non-qualified stock options, with such options having tandem stock appreciation rights, with respect to 63,000 shares of Common Stock under the Omnibus Plan. In addition, the Chief Executive Officer, whose compensation is discussed below, was granted options under the Omnibus Plan to acquire shares of the Company's capital stock.

Executive Plan

The Executive Plan provides performance incentives to each participant while securing, to the extent practicable, a tax deduction by the Company for payments of additional incentive compensation. Under the Executive Plan, the executive officers who are or will be eligible to participate are the only executive officers of the Company to which the deduction limitation is likely to apply. In general, the Section 162(m) Committee meets before March 31 of each year to identify current areas, factors or transactions involving the Company's business where the Section 162(m) Committee believes it would be beneficial to provide an incentive for a participant's performance. As a result, objective performance goals are pre-established and based on general business standards or are narrowly fact-specific to a given fiscal year or, in some instances with respect to longer term objectives, multiple fiscal years. The Chief Executive Officer and the Company's President were the only executive officers eligible under the Executive Plan for 2000.

Compensation of the Chief Executive Officer for the Last Completed Fiscal Year

The compensation of Charles E. Hurwitz, Chairman of the Board and Chief Executive Officer, generally consists of the same elements as for other executive officers. However, the Policy Committee recognizes the special entrepreneurial talents of Mr. Hurwitz, which have provided unique benefits to the Company from time to time. Accordingly, the Policy Committee has occasionally awarded extraordinary compensation to Mr. Hurwitz in recognition of his role in providing such benefits and as an incentive to provide future opportunities. In December 2000, the Policy Committee approved a base salary increase for 2001 of 4% for Mr. Hurwitz. This was the same percentage of increase generally provided during the same period to the Company's executive officers and other key employees.

As described above, Mr. Hurwitz participates in the Executive Plan. The performance goals established for 2000 by the Section 162(m) Committee for Mr. Hurwitz under the Executive Plan were based upon (i) improved 2000 consolidated financial results, (ii) certain subsidiaries committing to specified new business ventures, (iii) extraordinary transactions by certain subsidiaries, (iv) improvement in earnings per share and (v) the achievement by the Company's industry segments of their 2000 business plans. Based on the Company's 2000 results and performance in relation to the foregoing goals and criteria, Mr. Hurwitz was entitled to receive approximately $2.2 million under the Executive Plan. This amount was based upon (i) completion of a portion of the Headwaters Agreement and (ii) the achievement of its 2000 business plan by one operating unit. The Section 162(m) Committee exercised its negative discretion and awarded Mr. Hurwitz an aggregate bonus of approximately $375,000 in respect of his services during 2000.

Separately from the Executive Plan, the Policy Committee awarded Mr. Hurwitz an aggregate amount of $229,000 under the Company's annual discretionary bonus policies applicable to all of its executive officers as discussed above.

Compliance with Internal Revenue Code Section 162(m)

Section 162(m) of the Code generally disallows a tax deduction to public companies for compensation over $1 million paid to the chief executive officer and four other most highly compensated executive officers of such companies. Qualifying performance-based compensation will not be subject to the deduction limit if certain requirements are met.

The Executive Plan and the Omnibus Plan, each of which has been approved by the stockholders of the Company, are performance-based and designed to enable compliance with Section 162(m) of the Code and the regulations thereunder. For purposes of Section 162(m) of the Code, the Section 162(m) Committee was composed of "outside directors" as such term is defined or interpreted for purposes of Section 162(m) of the Code during 2000.

Compensation by KACC

One of the Company's executive officers, Mr. La Duc, was compensated during 2000 principally by KACC, a majority-owned subsidiary of the Company, which establishes salaries and other elements of compensation for such executive officers. Where an executive officer of both the Company and KACC is compensated by KACC, or where an executive officer of both the Company and KACC is compensated by the Company, the respective corporations make intercompany allocations of the costs of employment of the executive officer based on an allocation of that executive officer's time as expended among the Company or KACC and their respective subsidiaries.

Section 162(m) Compensation Committee *of the Board of Directors*	*Compensation Policy Committee* *of the Board of Directors*
Robert J. Cruikshank, Chairman	Robert J. Cruikshank
Stanley D. Rosenberg	Ezra G. Levin, Chairman
Michael J. Rosenthal	Stanley D. Rosenberg
	Michael J. Rosenthal

REPORT OF THE AUDIT COMMITTEE

The following Report of the Audit Committee does not constitute soliciting material and should not be deemed filed or incorporated by reference into any other Company filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent the Company specifically incorporates this Report by reference therein.

April 12, 2001
To the Board of Directors of MAXXAM Inc.:

In discharging its oversight responsibility as to the audit process, the Audit Committee obtained from the independent auditors a formal written statement describing all relationships between the auditors and the Company that might bear on the auditors' independence consistent with Independence Standards Board Standard No. 1, "Independence Discussions with Audit Committees," as amended, discussed with the auditors any relationships that may impact their objectivity and independence and satisfied itself as to the auditors' independence. The Audit Committee also discussed with management, the internal auditors and the independent auditors the quality and adequacy of the Company's internal controls and the internal audit function's organization, responsibilities, budget and staffing. The Audit Committee reviewed both with the independent and internal auditors their audit plans, audit scope and identification of audit risks.

The Audit Committee discussed and reviewed with the independent auditors all communications required by generally accepted auditing standards, including those described in Statement on Auditing Standards No. 61, as amended, "Communication with Audit Committees," and, with and without management present, discussed and reviewed the results of the independent auditors' examination of the financial statements. The Audit Committee also discussed the results of the internal audit examinations.

The Audit Committee reviewed the audited financial statements of the Company as of and for the year ended December 31, 2000, with management and the independent auditors. Management has the responsibility for the preparation of the Company's financial statements and the independent auditors have the responsibility for the examination of those statements.

Based on the above-mentioned reviews and discussions with management and the independent auditors, the Audit Committee recommends to the Board that the Company's audited financial statements be included in its Annual Report on Form 10-K for the year ended December 31, 2000, for filing with the Securities and Exchange Commission.

PRINCIPAL ACCOUNTING FIRM FEES

The following table sets forth the aggregate fees billed to the Company and its subsidiaries for the fiscal year ended December 31, 2000 by the Company's principal accounting firm, Arthur Andersen LLP:

Audit Fees	$	1,879,805
Financial Information Systems Design and Implementation Fees		—
All Other Fees		564,500 [1][2]
	$	2,444,305

---

[1] Includes fees for tax consulting, permitted internal audit outsourcing and other non-audit services.

[2] The Audit Committee has considered whether the provision of these services is compatible with maintaining the principal accountant's independence.

PERFORMANCE GRAPH

The following performance graph compares the cumulative total stockholder return on the Company's Common Stock with the cumulative total returns of the S&P 500 Stock Index and two peer groups consisting of companies included by S&P in its published indices for the Aluminum Industry and the Paper and Forest Products Industry for the Company's last five fiscal years. The graph assumes that the value of the investment in the Company's Common Stock and each index was $100 at December 31, 1995, and that all dividends were reinvested. The data points are calculated as of the last trading day for the year indicated.



The Company is involved in the real estate and racing industries in addition to the aluminum and forest product industries. However, the real estate and racing units of the Company account for less than 5% of the Company's gross revenues on a consolidated basis and, therefore, a line-of-business index for each such industry is not utilized.

CERTAIN TRANSACTIONS

Litigation Matters

USAT Matters

In October 1994, the Company learned that the United States Department of Treasury's Office of Thrift Supervision (**"OTS"**) had commenced an investigation into United Financial Group, Inc. (**"UFG"**) and the insolvency of its wholly owned subsidiary, United Savings Association of Texas (**"USAT"**). In December 1988, the Federal Home Loan Bank Board (**"FHLBB"**) placed USAT into receivership and appointed the Federal Savings & Loan Insurance Corp. as receiver. At the time of the receivership, the Company owned approximately 13% of the voting stock of UFG.

On December 26, 1995, the OTS initiated a formal administrative proceeding (the **"OTS action"**) against the Company and others by filing a Notice of Charges (No. AP 95-40; the **"Notice"**). The Notice alleged, among other things, misconduct by the Company, Federated, Mr. Hurwitz and others (the **"Respondents"**) with respect to the failure of USAT. The Notice claims, among other things, that the Company was a savings and loan holding company, that with others it controlled USAT, and that, as a result of such status, it was obligated to maintain the net worth of USAT. The Notice makes numerous other allegations against the Company and the other Respondents, including that through USAT it was involved in prohibited transactions with Drexel, Burnham, Lambert Inc. (**"Drexel"**). The OTS's pre-hearing statement alleged unspecified damages in excess of $560 million from the Company and Federated for restitution and reimbursement against loss for their pro rata portion (allegedly 35%) of the amount of USAT's capital deficiency and all imbedded losses as of the date of USAT's receivership (allegedly $1.6 billion). The OTS also seeks civil money penalties and a removal from, and prohibition against the Company and the other remaining Respondents engaging in, the banking industry. The hearing on the merits of this matter commenced on September 22, 1997 and concluded March 1, 1999. On February 10, 1999, the OTS and the FDIC settled with all of the Respondents except Mr. Hurwitz, the Company and Federated, for $1.0 million and limited cease and desist orders.

Post hearing briefing concluded on January 31, 2000. In its post-hearing brief, the OTS claims, among other things, that the remaining Respondents, Mr. Hurwitz, the Company and Federated, are jointly and severally liable to pay either $821.3 million in restitution or reimbursement of $362.6 million for alleged unjust enrichment. The OTS also claims that each remaining Respondent should be required to pay $4.6 million in civil money penalties, and that Mr. Hurwitz should be prohibited from engaging in the banking industry. The Respondents' brief claims that none of them has any liability in this matter. A recommended decision by the administrative law judge could be made at any time. A final agency decision would thereafter be issued by the OTS Director. Such decision would then be subject to appeal by the Respondents to a federal appellate court.

On August 2, 1995, the Federal Deposit Insurance Corporation (**"FDIC"**) filed a civil action entitled *Federal Deposit Insurance Corporation, as manager of the FSLIC Resolution Fund v. Charles E. Hurwitz* (the **"FDIC action"**) in the U.S. District Court for the Southern District of Texas (No. H-95-3956). The original complaint was against Mr. Hurwitz and alleged damages in excess of $250.0 million based on the allegation that Mr. Hurwitz was a controlling shareholder, de facto senior officer and director of USAT, and was involved in certain decisions which contributed to the insolvency of USAT. The original complaint further alleged, among other things, that Mr. Hurwitz was obligated to ensure that UFG, Federated and the Company maintained the net worth of USAT. In January 1997, the FDIC filed an amended complaint which seeks, conditioned on the OTS prevailing in the OTS action, unspecified damages from Mr. Hurwitz relating to amounts the OTS does not collect from the Company and Federated with respect to their alleged obligations to maintain USAT's net worth. On February 6, 1998, Mr. Hurwitz filed a motion seeking dismissal of this action. On November 2, 1998, Mr. Hurwitz filed a supplement to his motion to dismiss and on December 9, 1998, Mr. Hurwitz filed a supplemental motion for sanctions against the FDIC. On March 12, 1999, the Court held a hearing on pending motions, including the motion to dismiss, and on March 15, 1999, the Court confirmed that it had taken the motion to dismiss under advisement.

On May 31, 2000, the Company, Federated and Mr. Hurwitz filed a counterclaim to the *FDIC action* (the *"FDIC Counterclaim"*). The *FDIC Counterclaim* states that the FDIC illegally paid the OTS to bring claims against the Company, Federated and Mr. Hurwitz. The Company, Federated and Mr. Hurwitz are asking that the FDIC be ordered to not make any further payments to the OTS to fund the administrative proceedings described above, and they are seeking reimbursement of attorneys' fees and damages from the FDIC. As of March 31, 2001, such fees were in excess of $30.0 million.

On January 16, 2001, an action was filed against the Company, Federated and certain of the Company's directors in the Court of Chancery of the state of Delaware entitled *Alan Russell Kahn v. Federated Development Co., MAXXAM Inc., et. al.,* Civil Action 18623NC (the *"Kahn lawsuit"*). The plaintiff purports to bring this action as a stockholder of the Company derivatively on behalf of the Company. The lawsuit concerns the *FDIC* and *OTS actions*, and the Company's advancement of fees and expenses on behalf of Federated and certain of the Company's directors in connection with these actions. It alleges that the defendants have breached their fiduciary duties to the Company, and have wasted corporate assets, by allowing the Company to bear all of the costs and expenses of Federated and certain of the Company's directors related to the *FDIC* and *OTS actions*. The plaintiff seeks to require Federated and certain of the Company's directors to reimburse the Company for all costs and expenses incurred by the Company in connection with the *FDIC* and *OTS actions*, and to enjoin the Company from advancing to Federated or certain of the Company's directors any further funds for costs or expenses associated with these actions.

Indemnification of Directors and Officers

Certain present and former directors and officers of the Company are parties in certain of the actions described above. The Company's Amended and Restated By-Laws provide for indemnification of its officers and directors to the fullest extent permitted by Delaware law. The Company is obligated to advance defense costs to its officers and directors, subject to the individual's obligation to repay such amount if it is ultimately determined that the individual was not entitled to indemnification. In addition, the Company's indemnity obligation can under certain circumstances include amounts other than defense costs, including judgments and settlements.

Other Matters

The Company and certain of its subsidiaries share certain administrative and general expenses with Federated. Under these arrangements, Federated's obligation to the Company and its subsidiaries was approximately $116,210 for 2000. At December 31, 2000, Federated owed the Company $12,561 for certain general and administrative expenses, which amount was subsequently paid in 2001.

Mr. Levin, a director of the Company, is a member of the law firm of Kramer Levin Naftalis & Frankel LLP, which provides legal services to the Company and its subsidiaries. Mr. Rosenberg, a director of the Company, is a partner in the law firm of Arter & Hadden LLP, which provides legal services to the Company and its subsidiaries.

On January 14, 1997, UFG filed a voluntary petition under Chapter 11 of the United States Bankruptcy Code. UFG's bankruptcy plan was confirmed by the Bankruptcy Court on March 31, 1997, and the transactions contemplated by the bankruptcy plan were substantially consummated on July 18, 1997. Prior to such date, the Company and MCO Properties Inc., a wholly owned subsidiary of the Company, owned approximately 38.5% of the outstanding common shares of UFG. Mr. Schwartz was President and a Director of UFG prior to the substantial consummation of the bankruptcy plan and served as the sole director and executive officer of the reorganized UFG. Pursuant to the plan, all outstanding shares of UFG were canceled and a single new share was issued to the sole member of the Board of Directors, who held such share in trust for the benefit of the holders of allowed claims. The Bankruptcy Court granted a final decree with respect to the UFG bankruptcy petition on February 8, 1999, and UFG was dissolved in June 1999.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Based solely upon a review of such copies of Forms 3, 4 and 5 and any amendments thereto furnished to the Company with respect to its most recent fiscal year, and written representations from certain reporting persons that no Forms 5 were required, the Company believes that all filing requirements were complied with which were applicable to its officers, directors and greater than ten percent beneficial owners.

FIRST STOCKHOLDER PROPOSAL

John C. Harrington intends to present the proposal set forth below for consideration at the Annual Meeting. Mr. Harrington owns 200 shares of the Company's Common Stock. Mr. Harrington's address will be furnished by the Secretary of the Company to any stockholder promptly upon receipt of an oral or written request. His proposal is as follows:

"RESOLVED: The stockholders request that the Board of Directors take steps to provide for cumulative voting in the election of those Directors elected solely by holders of Common Stock. Cumulative voting means that each holder of Common Stock may cast as many votes as equal the number of shares held, multiplied by the number of Common Directors to be elected. A shareholder may cast all such cumulated votes for a single candidate or split votes between multiple candidates."

Statement in Support

The following statement was also submitted by the stockholder identified above in support of the foregoing proposal:

"Cumulative voting allows a significant group of stockholders to elect a Director or Directors of its choice - safeguarding minority shareholder interests and bringing independent perspectives to Board decisions.

In our view, cumulative voting for Common Directors is needed because MAXXAM's two-tier stock structure allows Preferred Stock to outvote Common ten to one. MAXXAM's CEO and affiliates control nearly all Preferred Stock and more than 41% of common stock, giving the CEO almost complete control of Board elections and policy.

We believe MAXXAM suffers from excessive CEO control of board affairs. In 2000, both *Business Week* and *Fortune* named MAXXAM's board as among the worst corporate boards in America. We believe subsequent events demonstrate increasing need for a minority shareholder voice on the Board.

MAXXAM's 1999 gains were short lived. MAXXAM posted $1,500,000 in losses in the first three quarters of 2000, compared to gains for the same period in 1999.

The company's Kaiser Aluminum division remains troubled. In December 2000, Moody's downgraded Kaiser bonds. The Federal Mine Safety and Health Administration fined Kaiser $531,000 for the July, 1999 explosion of Kaiser's Gramercy, Louisiana plant, the largest MSHA fine ever for a non-fatality incident, and Kaiser faces 90 explosion-related lawsuits. The plant remained closed into December 2000. Insurance is expected to cover only half the costs of rebuilding, which are now expected to exceed initial estimates by $75,000,000.

We believe company operations remain mired in needless controversy and expensive litigation. Numerous company timber harvest plans are being challenged in court as allowing too much logging, as are certain Headwaters agreements.

In 2001, the U.S. Treasury Office of Thrift Supervision Director is expected to issue an order on approximately $820 million in federal claims against MAXXAM, CEO Hurwitz and Hurwitz' business trust. MAXXAM is indemnifying Mr. Hurwitz in this case and has paid $40 million in this and related litigation, including Mr. Hurwitz's expenses.

Despite CEO Hurwitz' consolidation of control between 1999 and 2000 annual meetings, last year's cumulative voting resolution received nearly 12% of the vote - approximately 75% of the votes not controlled by CEO Hurwitz. In light of these important challenges, we believe MAXXAM's minority shareholders need cumulative voting to protect their interests and give them a voice.

Safeguard your investment. Vote FOR cumulative voting."

Statement in Opposition

The Board of Directors and management of the Company recommend a vote "AGAINST" this proposal for the following reasons:

The proponent of the proposal asserts that cumulative voting will safeguard minority stockholder interests. The Company believes that cumulative voting would have a much different and detrimental effect.

The Company believes cumulative voting will create an environment in which special interest stockholders will be able to pool their respective voting powers to attempt to elect single issue directors. These directors may come under pressure to advance agendas that benefit a minority of stockholders rather than the majority.

Evidence of the significant problems with cumulative voting exists within the proponent's statement. In particular, the proponent cites ongoing litigation with the OTS as among the reasons why his proposal should be adopted. However, Mr. Harrington does not disclose that he has served as an advisory director and money manager for the Rose Foundation, an advocacy organization that has taken credit for helping to "spark" this litigation; the same litigation over which he is now purportedly concerned. In addition, the Rose Foundation advocates that MAXXAM should resolve this litigation by "swapping" privately owned timberlands to the government in settlement of the very matter it claimed to have sparked.

The Board of Directors believes that the current system of voting for the election of directors better serves the interests of all stockholders rather than narrowly focused individuals and groups. Such practice is common at leading public companies and should remain the practice of the Company.

THE BOARD OF DIRECTORS AND MANAGEMENT OF THE COMPANY URGE THAT YOU VOTE "AGAINST" THIS PROPOSAL.

SECOND STOCKHOLDER PROPOSAL

Nell Minow, a stockholder of the Company, intends to present the proposal set forth below for consideration at the Annual Meeting. Ms. Minow owns 300 shares of the Company's Common Stock. Ms. Minow's address will be furnished by the Secretary of the Company to any stockholder promptly upon receipt of an oral or written request. Her proposal is as follows:

"RESOLVED: MAXXAM Inc. shareholders request that the Board of Directors change the election of all directors who are chosen by the holders of common and preferred stock voting together (General Directors), by providing that, at future Board elections, such new directors be elected annually and not for staggered terms. This declassification of General Directors shall not affect the separate election of Common Directors as provided in the Articles of the Incorporation and shall be phased in a manner that does not affect the unexpired terms of General Directors previously elected."

Statement in Support

The following statement was also submitted by the stockholder identified above in support of the foregoing proposal:

> "This proposal encourages the board to reorganize itself so that each General Director would stand before the shareholders for re-election annually. Currently, shareholders can only vote on one-third of the General Directors at any given time.
>
> We believe that corporate governance procedures and practices, and the level of accountability they impose, are closely related to financial performance. In our view, when directors are accountable for their actions yearly, they and the company perform better.
>
> Between December, 1999 and December, 2000, MAXXAM stock lost approximately 60% of its value. We believe that MAXXAM's disappointing financial performance may

be tied to its poor stewardship of critical natural and human resources.

According to Institutional Shareholder Services' May, 2000 report, "...there may not be another holding company with a more targeted and encumbered group of holdings than MAXXAM." For example:

- Costs of rebuilding MAXXAM's Kaiser subsidiary's Gramercy, Louisiana alumina refinery following the July 5, 1999 explosion are now estimated at $275,000,000, $75,000,000 more than anticipated, with insurance covering only half the costs.

- MAXXAM's 2000 third quarter 10-Q reports 114,700 asbestos claims pending against Kaiser, up from 100,000 in December, 1999, with related gross liabilities estimated at $539,000,000. In December, 2000, Moody's lowered bond ratings for Kaiser and MAXXAM Group Holdings Inc., noting that uncertainty surrounding asbestos liabilities, coupled with Kaiser's high leverage, volatile aluminum prices, and operating problems may adversely impact refinancing $950,000,000 in debt.

- We believe that the company's environmental practices continue to attract lawsuits and contribute to lagging financial performance. In September, 2000, staff for California's Regional Water Quality Control Board recommended that MAXXAM's Pacific Lumber subsidiary be ordered to reduce logging in certain areas in response to associated landslides and stream sedimentation. In December, 2000, at least ten pending court cases challenged Pacific Lumber logging practices.

In light of such events, we believe MAXXAM's leadership should be more accountable. Board classification insulates directors from immediate challenge. We believe that requiring all directors to stand for election every year is one of the best ways to hold the board and individual directors accountable.

At the 2000 MAXXAM annual meeting, approximately 80% of the shares not owned or controlled by CEO Hurwitz and/or his affiliates voted in support of annual election of the General Directors. This year, we urge you to join us in voting FOR declassification."

Statement in Opposition

The Board of Directors and Management of the Company recommend a vote "AGAINST" this proposal for the following reasons:

The Company's stockholders have previously voted in favor of creating a classified Board of Directors. Similar resolutions have been passed by the stockholders of many other large domestic corporations. There is a range of reasons for doing so, including a desire to ensure the continuity of experienced and knowledgeable Board members. This is an important element of good corporate governance.

Under MAXXAM's current structure, the majority of Board members are elected every year. Three of the Company's seven directors are elected every year by the holders of Common Stock. The remaining four directors have staggered terms of office, with at least one director being elected every three years.

MAXXAM believes that this structure provides for flexibility, continuity and stability – qualities that best serve the interests of all of its stockholders.

The Company believes that it is unnecessary to change this structure in order to create greater director accountability, as directors are already accountable. Stockholders may express their satisfaction or dissatisfaction with the performance of the Board at the annual meeting and are able to vote on at least a majority of the Board positions each and every year. Moreover, all of MAXXAM's directors, whether elected annually or not, have the same legal and fiduciary duties and standards of performance.

FOR THE REASONS STATED ABOVE, THE BOARD OF DIRECTORS AND MANAGEMENT OF THE COMPANY URGE THAT YOU VOTE "AGAINST" THIS PROPOSAL.

THIRD STOCKHOLDER PROPOSAL

The United Steelworkers of America (the **"USWA"**), a stockholder of the Company, intends to present the proposal set forth below for consideration at the Annual Meeting. The USWA owns 1,002 shares of the Company's Common Stock. The USWA's address will be furnished by the Secretary of the Company to any stockholder promptly upon receipt of an oral or written request. Its proposal is as follows:

"RESOLVED: the shareholders request the board of directors take steps to provide that a majority of all board members shall be 'independent.'

For purposes of this resolution, an independent director is one who:

- has not been employed by MAXXAM or an affiliate in an executive capacity for the past five years;
- is not a member of a firm that is one of MAXXAM's paid advisors or consultants;
- is not employed by a significant MAXXAM customer or supplier;
- does not have personal services contracts with MAXXAM or an affiliate;
- is not employed by a non-profit entity that receives significant contributions from MAXXAM;
- is not a relative of an executive of MAXXAM or an affiliate;
- is not part of an interlocking directorate in which the CEO or other executive officer of MAXXAM serves on the board of another corporation that employs that director; and
- does not have any personal, financial and/or professional relationships with the CEO or other executive officer that could interfere with the exercise of independent judgment by such director."

Statement in Support

The following statement was also submitted by the stockholder identified above in support of the foregoing proposal:

"This proposal seeks to establish a level of independence that we believe will permit clear and objective decision making in the best long term interest of all shareholders.

Three of MAXXAM's seven directors are company employees. Two others have long been associated with CEO Hurwitz as his attorneys, one of whom served as trustee of Hurwitz' personal business trust. MAXXAM thus falls far short of the level of independence proposed.

In our view, board dominance by insiders and people having other significant management ties can raise questions about whether a board is giving priority to management's interest at the shareholders' expense. According to a committee of the Business Roundtable, an association of leading corporate CEOs:

'Boards of Directors at large publicly held corporations should be composed predominately of independent directors who do not hold management responsibilities within the corporation... In order to underscore their independence, non-management directors should not be dependent on the companies on whose boards they serve.'

We believe a more independent board could better protect shareholder value. After a July, 1999 high of 63, MAXXAM's stock dipped below 14 in December, 2000. MAXXAM stock significantly trails the S&P Aluminum and Paper & Forest Products Indices. MAXXAM's common shares lost 61.9% of their value between December 20, 1999 and December 20, 2000; in the same period Standard & Poor's aluminum index fell only 17.4% and the S&P Paper and Forest Products Index declined 21.6%.

An independent board is also important at this time, as an administrative law judge is currently reviewing a suit brought by the federal government seeking $820,000,000 from

MAXXAM and MAXXAM's CEO for the failure of a savings and loan MAXXAM allegedly controlled. We believe an independent board could best consider how to deal with this serious matter, including exploring settlement options that may be in the best interests of all MAXXAM shareholders.

Please vote FOR this resolution."

Statement in Opposition

For the following reasons, the Board of Directors and management of the Company recommend a vote "AGAINST" this proposal for the following reasons:

• First, the Company believes that the premise of the resolution is flawed. The majority of the Board is already comprised of highly qualified independent directors.

• Second, the Company agrees with the Business Roundtable's position that a director's independence should be based on "individual circumstances rather than through the mechanical application of rigid criteria," as advocated by the proponent. Such a policy makes particular sense in the absence of consensus as to the definition of "independent." Curiously, the proponent fails to note that the Business Roundtable position it cites is 11 years old and does not reflect the more recent view of the Roundtable noted above.

• Third, by merely mentioning the OTS' litigation against MAXXAM in its statement of support, the proponent tells only part of the story. The USWA has in the past joined a committee of shareholders, which has advocated positions that the Board of Directors believes are detrimental to the future of the Company, and has nominated Director candidates who are supportive of these detrimental positions. In addition, the USWA has encouraged boycotts of Kaiser Aluminum and urged members of the public to write and lobby Congress to encourage pursuit of litigation against MAXXAM. Consequently, the Board of Directors believes that the USWA's definition of "independent" is one that may be directed at marshaling support for extreme positions, which are not in the interest of most shareholders.

The Board of Directors believes that the current system of evaluating a director's independence based on analysis of individual circumstances rather than the mechanical application of rigid criteria better serves the interests of all stockholders. Such practice is common at leading public companies and should remain the practice of the Company.

THE BOARD OF DIRECTORS AND MANAGEMENT OF THE COMPANY URGE THAT YOU VOTE "AGAINST" THIS PROPOSAL.

OTHER BUSINESS

Neither the Board of Directors nor management intends to bring before the Annual Meeting any business other than the matters referred to in the Notice of Annual Meeting of Stockholders and this Proxy Statement, nor is any stockholder entitled under the Company's Amended and Restated By-Laws to bring any such other matter before the Annual Meeting. Nonetheless, if any other business should properly come before the meeting, or any postponement or adjournment thereof, the persons named on the enclosed white proxy card will vote on such matters according to their best judgment.

OTHER MATTERS

Solicitation of Proxies

The cost of mailing and soliciting proxies in connection with the Annual Meeting will be borne by the Company. In addition to solicitations by mail, proxies may also be solicited by the Company and its directors, officers and employees (who will receive no compensation therefor beyond their regular salaries or fees). Arrangements also will be made with brokerage houses and other custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of the Common Stock and Preferred Stock of the Company, and such entities will be reimbursed for their expenses.

Independent Public Accountants

Arthur Andersen LLP, the Company's independent public accountants, has completed its audit with respect to the Company's 2000 fiscal year. Representatives of Arthur Andersen LLP plan to attend the Annual Meeting of Stockholders and will be available to answer appropriate questions. Such representatives will also have an opportunity to make a statement at the meeting, if they so desire.

Stockholder Proposals for the 2002 Annual Meeting of Stockholders

Proposals which stockholders intend to present at the 2002 annual meeting of stockholders (other than those submitted for inclusion in the Company's proxy material pursuant to Rule 14a-8 of the Proxy Rules of the SEC or director nominees) must be received by the Company no later than December 24, 2001 to be presented at the meeting. Proposals pursuant to Rule 14a-8 of the Proxy Rules must also be received by December 24, 2001, to be eligible for inclusion in the proxy material for that meeting. Finally, stockholder proposals for director nominees must be received by the Company no later than March 25, 2002 to be presented at the meeting. Any such stockholder proposals must be sent to the Company's Secretary at its executive offices at 5847 San Felipe, Suite 2600, Houston, Texas 77057 via any method which provides evidence of delivery, other than facsimile or any other form of electronic communication.

By Order of the Board of Directors

BERNARD L. BIRKEL
Secretary

April 23, 2001
Houston, Texas

MAXXAM INC.

**CHARTER OF THE
AUDIT COMMITTEE OF THE BOARD OF DIRECTORS**

I.   Audit Committee Purpose

The Audit Committee (the "Committee") of MAXXAM Inc. (the "Corporation") is appointed by the Board of Directors (the "Board") to assist the Board in fulfilling its oversight responsibilities. The Committee's primary duties and responsibilities are to:

- Serve as an independent and objective party to oversee the integrity of the Corporation's accounting and financial reporting processes and internal control system, including the Corporation's systems of internal controls regarding finance and accounting, that management and the Board have established. Consistent with this function, the Committee should encourage continuous improvement of, and should foster adherence to, the Corporation's policies, procedures and practices at all levels.

- Review and appraise the independence and performance of the Corporation's independent accountants and the performance of the Corporation's internal auditing department.

- Provide an open avenue of communication among senior management, the independent accountants, the internal auditing department, and the Board.

II.   Audit Committee Composition and Meetings

The size and composition of the Committee and the qualification of its members shall meet the requirements of any exchange on which the Corporation's securities are listed. Committee members may enhance their familiarity with finance and accounting by participating in educational programs conducted by the Corporation or an outside consultant.

The members of the Committee shall be elected by the Board annually (by written consent or at a regular or special meeting of the Board). Unless a Chairman is elected by the Board, the members of the Committee may designate a Chairman by majority vote of the full Committee membership.

The Committee shall meet at least three times annually, and shall meet more frequently if circumstances dictate. In addition, the Committee (or at least its Chairman) shall meet as required or as otherwise deemed appropriate in its discretion, on at least an informal basis, with management and the independent accountants quarterly to review the Corporation's financial statements, consistent with Section III.3. below. As part of its duty to foster open communication, the Committee shall meet as it deems necessary with management, including the chief financial, legal and accounting officers, with the director of the internal auditing department, and with the independent accountants in separate executive sessions to discuss any matters that the Committee or any of these persons or groups believe should be discussed privately.

III.   Committee Responsibilities and Duties

<u>General</u>

1.   Review and reassess the adequacy of this Charter at least annually and update it as conditions dictate. Submit this Charter to the Board for approval whenever the Committee recommends any changes, but (whether or not changes are recommended) at least annually. Have the Corporation publish this Charter in accordance with any applicable stock exchange or Securities and Exchange Commission requirements.

2.   Establish regular and separate systems of reporting to the Committee by each of management and the independent accountants regarding any significant judgments made in management's preparation of the financial statements and the view of each as to appropriateness of such judgments.

3.   As required or as otherwise deemed appropriate in its discretion, review with financial management and the independent accountants the Corporation's annual and quarterly financial statements prior to their issuance. The Committee may designate the Chairman to represent the entire Committee for purposes of the review of the quarterly (other than year-end) financial statements.

4.   Consider and approve, if appropriate, major changes to the Corporation's auditing, accounting, and internal control principles and practices as suggested by management, the independent accountants, or the internal auditing department, and subsequently review with such persons, as appropriate, the extent that such changes have been implemented.

Independent Accountants

5.   Advise the independent accountants that: (a) they are ultimately accountable to the Board and the Committee, as representatives of the Corporation's shareholders; and (b) the Board and Committee have ultimate authority and responsibility to select, evaluate, and, where appropriate, replace the independent accountants.

6.   Confer with the independent accountants concerning the scope of their examinations of the books and records of the Corporation and its subsidiaries; review and approve the independent accountants' annual engagement letter; direct the special attention of the independent accountants to specific matters or areas deemed by the Committee to be of special significance; and authorize the independent accountants to perform such supplemental reviews or audits as the Committee may deem desirable.

7.   Approve the fees and other compensation to be paid to the independent accountants considering the range and cost of audit and non-audit services performed by the independent accountants.

8.   At least annually, review with management and the independent accountants any significant risks and exposures to the Corporation and its subsidiaries and the steps that management has taken to monitor and control such risks and exposures.

9.   Review with management and the independent accountants the audit activities and significant audit findings of the independent accountants.

10.   At least annually, consult with the independent accountants out of the presence of management about internal controls and the quality and appropriateness of the Corporation's accounting principles as applied in its financial statements.

11.   On an annual basis, prior to the issuance of the independent accountants' opinion on the Corporation's financial statements, the Committee shall obtain a formal written statement from the independent accountants delineating all relationships between the independent accountants and the Corporation consistent with Independence Standards Board Standard 1 "Independence Discussions with Audit Committees." The Committee shall review the statement and actively engage in a dialogue with the independent accountants with respect to any disclosed relationships or services that may impact the objectivity and independence of the accountants. The Committee shall take, or recommend that the Board take, appropriate action to oversee the independence of the independent accountants.

12.   Following completion of the annual audit, (a) review separately with each of management and the independent accountants any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information, and (b) review any significant disagreement among management and the independent accountants or the internal auditing department.

13.   At least annually, inquire of management and the independent accountants as to whether they are aware of any consultations with other independent accountants regarding accounting and auditing matters that would have a material effect on the Corporation's financial statements.

14.   The Committee shall review the independence and performance of the independent accountants and recommend to the Board the appointment or termination of the independent accountants.

Internal Audit Department

15.   Confer with the internal auditors concerning the focus of the work to be performed during the year.

16.   Direct the special attention of the internal auditors to specific matters or areas deemed by the Committee to be of special significance, and authorize the internal auditors to perform such supplemental reviews or audits as the Committee may deem desirable.

17.   Review the internal reports to management prepared by the internal auditing department and management's response.

18.   Review and appraise the performance of the Corporation's internal auditors.

Other Audit Committee Responsibilities

19.   Perform any other activities consistent with this Charter, the Corporation's By-laws and governing law, as the Committee or the Board deems necessary or appropriate.

20.   Report to the Board periodically, but at least annually, concerning the activities of the Committee.

[MAXXAM Logo]

Table of Contents

Notice of 2001 Annual Meeting and Proxy Statement

Important
Please sign and date your white proxy card
and promptly return it in the enclosed envelope.

DIRECTIONS TO THE POWER CENTER

The Power Center is located approximately 35 miles from Houston's Bush Intercontinental Airport. From Bush Intercontinental Airport, proceed to Beltway 8. Travel west on Beltway 8 to I-45. Proceed south on I-45 to I-10 and then travel west on I-10 to the 610 Loop. From the intersection of I-10 and 610 Loop West, travel south on the 610 Loop (approximately 7 miles) and exit at South Post Oak Boulevard. Proceed a little over two miles to the intersection of South Post Oak Boulevard and Main (you will need to be in the right lane). Turn left on Main Street under the overpass. The Power Center is located on the southeast corner of the intersection.